Form 10KSB, Exhibit 13
period 1996-12-31
GREEN DANIEL CO
filed 1997-04-04
CIK 26820

TO OUR STOCKHOLDERS

Every statement tells a story. Some are just more obvious than others.

We want to take the next few pages to detail for you what our story was in 1996 and what our financial statements have to tell. This was clearly a transition year for our Company, so, while reading annual statements may be a terribly dry sport to some, your attention will be rewarded by a much better understanding of our future prospects.

Let's start with the balance sheet. On page 8, you'll see comparative balance sheets for 1996 and 1995. Before we review the ending numbers, let's take a moment to review how we got there. We started 1996, on the heels of the Company's first year with an operating loss, $1,388,987 pre-tax. Combined with an already leveraged balance sheet, our bank debt stood at a new record for January, topping $11.2 million. While we moved quickly to address our problems (the first step being a significant reduction in our workforce), the efforts were not enough to prevent our lender from constructively terminating our relationship. Without a competitive banking relationship, our prospects were limited.

Those prospects began to change, however, when the Company received an infusion of capital from Riedman Corporation of $1,500,000 in June. As part of that transaction, Daniel Green issued 475,000 new shares of common stock. Ultimately, in conjunction, Warren Reardon purchased 31,645 of these shares, making a very important statement about his commitment and belief in the Company's future.

Under Warren's leadership, the employees of Daniel Green then set out to tackle our balance sheet problems. The result of their efforts? Turn to page 9, the Statements of Cash Flows. A very important sub-total is listed halfway down the page, "Net cash provided by operating activities." It was a positive $3,023,818. Two numbers in particular jump off the schedule, accounts receivable ($628,346) and inventories ($2,446,540). The inventory is detailed in note #2 and represents the result of some very aggressive inventory management. Ed Vedder, Larry Sargeant and Gary Miller, in particular, deserve a large share of the credit. Ultimately, if we can operate and build the business with less hard assets, we can significantly increase the value of our operations.

The second initiative was to work as quickly as possible to replace our existing lender. We recently signed a letter of commitment with Key Bank to do just that. In 1996, we paid Fleet Bank an average interest rate of 9.54% and the rate currently stands at 10.25%, or Prime Plus 2%. Our new relationship with Key is a floating interest rate. As we write to you in late February, this new rate of 7.75% stands in sharp contrast to our old rate of 10.25%. Even at our lower level of debt, this new rate will result in a substantial annual savings.

The third initiative to strengthen our balance sheet focused on our "Other Assets." If you turn to page 11, note #5, while arcane, explains the current status of our employees' retirement plan. As you can see, the Company has set aside considerably more assets ($11,123,411) than the liabilities it has incurred (actuarial present value of accumulated obligation - $7,338,486). This excess represents assets which can be more effectively used to shore up the financial footings of Daniel Green.

At Daniel Green, we remain strongly commited to our tradition of providing retirement benefits to our employees. On January 31st of 1997, a series of employee meetings were held announcing steps we will be taking in the near future to change the nature of those benefits. First, we will be implementing a 401(k) savings plan. Secondly, in the process of "reverting" the pension plan, a significant amount of capital will be freed up and flow back to the Company. These funds will remain in the Company and be used primarily to reduce our debt. Lastly, as part of this transaction, we will be making a one time grant of stock to current employees, making them partners and vested co-workers in our financial well being. I should note, for those readers who are already retirees, you will see no change to your existing benefits.

As we go through the year, we will continue to provide more details concerning these changes, but rest assured, in addition to those of our employees, your interests as shareholders will be well represented in the process.

These steps, the June infusion of capital, inventory and cash management, renegotiating our debt and restructuring our retirement benefits, all add up to a very solid performance on the balance sheet front.

Turning to our Profit and Loss statement, page 7, the first encouraging item is our sales of $23,060,724. We were able to maintain a sales level comparable to last year, while selling considerably fewer patterns.

We wrote to you in last year's Annual Statement about the culling of our product line. While it caused us to realize a charge to write down our inventory in 1995, it clearly positioned us to improve our margins and manage our inventory level. This focused approach, of course, means you better have some styles which will sell. Jane Bynon, new to the Company in 1996, deserves a lot of credit for changing our focus to also include world sourcing.

Our 1997 line features some new and innovative products which show the considerable influence of imports. The chart on page 5 shows the impact of non-domestic footwear in our line. This trend is likely to continue.

On the distribution side, we've also strengthened our position. The role of the traditional independent shoe store has diminished over the years. As these outlets have lost their market share, we have been successful in forging new relationships. An expanding presence in May Co., J.C. Penney and even Cabella's catalog, combined with some of our old stalwarts such as Arizona Mail Order and Nordstrom's, helped replace the loss of old outlets.

The cost of goods sold, rose as a percentage of net sales to 79.8%. This is up from 79.6% in 1995 and 76.3% in 1994, a rise seemingly at odds with our earlier comments. Much of the rise, however, is a result of a conscious decision on our part.

As we finished 1996, management took a close look at our inventory, both finished and raw material. What we developed as a result of that exercise was an aggressive and honest assessment of the real value of our factory damaged and discontinued or close-out styles. Those two categories totaled 134,000 pairs of shoes. We've done three very important things.

First, we've recognized the decreased value of this inventory by two separate charges to our financial statements. These charges totaled $479,000 and are included as part of our Cost of Goods Sold. Excluding this charge, our margin in 1996 would have been 77.7%, a much more favorable comparison to 1995.

Secondly, we have moved quickly to realize what value we can from these shoes. Since the first of the year, we have completed several sales totaling over 50,000 pairs. Encouragingly, these sales were at an average price which modestly exceeded the value to which they had been written down. We are well underway to dealing with this inventory and do not expect it to have any future material impact.

Lastly, and most importantly, we are aggressively managing our production and styles to mitigate these types of problems in the future.

Our selling and administrative expenses, while down from 1995, were also at an unacceptably high level, 19.3% of sales. We believe that the 1994 SG&A level is an achievable benchmark, and we've already taken steps to move us in that direction. In the fall of last year, the decision was made to close our Lake George and Finger Lakes stores and our New York City sales office. Net costs associated with operating these locations totaled $281,516 in 1996. In 1997, we will incur no costs associated with these operations, and in light of the write-down of close-outs and damaged inventory discussed earlier, the lack of these stores will have no material negative impact on our Cost of Goods Sold. Our Dolgeville store remains open and continues to be an important part of our operations.

We've also attacked other costs within the business and have already achieved a significant savings in the cost of our health insurance and audit fees.

We have detailed a separate line item on the financial statement this year entitled "Other Expenses." If you turn to note #9 on page 13, you'll see what makes up this $497,230. The total is important because these are expenses which truly are non-recurring and are unrelated to the ongoing nature of our core business.

Finally, I'd like you to turn to note #6, page 11. You'll see that the company has $767,400 and $1,234,400 of loss carryforwards available for Federal and New York State tax purposes respectively. These are two important assets which we are going to convert to cash the old fashioned way..soon!

Before leaving, one last note. Stan Kabot joined our team earlier this year as our new Chief Financial Officer. Stan brings with him a strong financial background, having worked both in public accounting (Price Waterhouse) and in private industry (Schlegel Corp. and Indium Corp). As we move forward, Stan will be a valuable resource for our Company.

Best wishes to you in 1997.  Buy more slippers!



James R. Riedman                           Warren J. Reardon III
Chairman & Chief Executive Officer         President & Chief Operating Officer

Sales

Total net sales for 1996, were down by $500,048, a decrease of 2.1% and were relatively flat in comparison to 1995.

Total pairs shipped in 1996 dropped 5.6% to 1,513,803 in comparison to the 1,603,842 pairs shipped in 1995. Total pairs shipped in 1994 amounted to 1,583,675. The average selling price per pair was $15.23 in 1996, which represents an increase of 3.7% over 1995's average selling price of $14.69. This increase is related to the pricing program implemented by the Company throughout the year.

The sales mix between 1996 and last year has remained stable with no significant changes within each product group. In 1996, slippers represented 68.7% of our total shipments as compared with 69.2% in 1995. In 1994, slippers accounted for 59.5% of our shipments. "Outdorable" sales were 29.6% of our shipments in 1996, while in 1995 they were 27.4%. In 1994, 32% of pairs sold were in the Outdorable product line.

The Company anticipates a small increase in the number of slippers and shoes it will sell in 1997. Initial reaction to new styles has been very positive.

Expenses

There was a slight increase in cost of goods sold in 1996. As a percentage of net sales, it increased to 79.8% from 79.6% in 1995. In 1994, this percentage was 76.3%.

Direct material purchases decreased in 1996 by 15.6% over 1995. While overall direct labor costs went down by 20.1%, the labor cost per pair increased to $2.67 in 1996 versus $2.35 in 1995. In 1994, labor cost per pair was $2.55. Other manufacturing expenses declined by approximately $412,000 as compared to 1995. Due to a reduction in our work force, we experienced a 17.4% decrease from 1995 in our payroll taxes and groupinsurance program. Our spending levels went down from last year which resulted in sales/use taxes being reduced by 28.8%. In addition, fewer maintenance and repair projects in 1996, as compared to 1995, resulted in a cost reduction of 37.9%.

Selling, general and administrative expenses went down by $257,578 or 5.5% from last year. The majority of savings were realized through a reduction in spending in the following areas: advertising, publicity and travel. Additional savings were the result of cost-containment efforts made by the Company in 1996 and also a reduction in our bad debt expense by 46% from 1995.

In the fourth quarter of fiscal 1996, the Company made a decision to close its retail outlets located in the Finger Lakes and Lake George shopping complexes. The decision was made based on poor performance and lower than expected returns on the investment required to operate the retail store outlets. In addition, the Company also closed its New York sales office due to limited use. A pre-tax charge of approximately $191,000 was recorded for the exit costs associated with these closings. The Company will continue to operate its factory outlet store in Dolgeville.

The $152,370 decrease in interest expense from 1995 to 1996 was due to lower borrowings, even though the Company was experiencing higher average interest charges. The average interest rate in 1996 was 9.54%.

Earnings were substantially impacted by a number of non-recurring items that were incurred during the year. As a result, the Company recorded additional expenses of $497,000 in 1996. Based on the settlement of these items, the Company does not expect to incur similar expenses in the foreseeable future. The expenses consisted of:

-    $53,000  in  legal  fees  and  settlement   charges  related  to  a  patent
     infringement lawsuit;
-    $191,000 associated with closing a sales office and two outlet stores;
- $118,000 incurred to eliminate non-traditional footwear from the Company's product line;
-    $114,000  in  professional  fees  for  financial  and  investment   banking
     services; and
-    $21,000 in severance payments for terminated employees.

Accounts Receivable

At December 31, accounts receivable were historically at their lowest level since 1994. Accounts receivable decreased by $628,346 or 8.7% from last year. The Company's seven largest customers accounted for approximately 50% of net sales for 1996. At December 31, 1996, these customers accounted for approximately 60% of net accounts receivable. An aggressive approach was implemented in 1996 to ensure that collections were made on a timely basis, and the Company plans are to continue this practice into 1997.

Inventories

Total inventories decreased significantly from last year, by $2,446,540 or 22.4%. Major reductions took place in raw materials and finished goods while work-in-process increased by $569,654. The reduction in raw materials was related to lower purchasing levels required to support manufacturing activities. In addition, the Company had a write-down of approximately $280,000 for obsolete and excess raw material. The increase in work-in-process was the result of increased production activity during December in Dolgeville and in the Dominican Republic. Finished goods went down by $2,402,333 or 32.1% for the year. Our finished goods inventory of various slipper and shoe styles amounted to 460,892 pairs in stock, compared to 612,041 pairs at year-end 1995. As in previous years, the Company thoroughly evaluated its product lines in December and determined which styles to discontinue and effectively increased the number of discontinued styles. The review resulted in the write-down of finished goods inventory by $361,619 in 1996, compared to $173,692 in 1995.

Debt

Total debt consists of notes payable, the line of credit, and the capital lease obligation. At the end of 1996, total debt was $6,861,555 as compared with $11,216,067 in 1995 for an overall decrease of $4,354,512 or 38.8%. This significant change reverses the trend of increasing debt loads that took place in the prior three years (1993- 1995). Total debt was reduced by the proceeds from issuing common stock in 1996, by making regular repayments of the debt, and by improved cash management techniques.

The Company has a commitment from a new lender and will be refinancing its line of credit and certain long-term notes payable. Our new lender has agreed to provide the Company with the following:

-    a $8,000,000 revolving line of credit;
-    a $1,000,000 equipment line of credit; and
-    a $2,300,000 mortgage/term loan.

The credit facility is for a three year period and will bear interest at LIBOR plus 2.25%.

Cash Flow

As noted in the Statements of Cash Flows, net cash flow provided by operating activities was $3,023,818 in 1996, in comparison to a negative $2,135,287 in 1995. The net cash flows from operating activities in 1996 were generated by an increase in accounts payable and decreases in accounts receivable and inventory. Cash flows used in investing activities declined significantly during the year, particularly when compared to the level of capital spending in 1995. Cash flow from financing activities were considerably less in 1996 than 1995 because the Company made significant repayments against its line of credit with the bank, offset by $1,500,000 for the issuance of common stock. Net cash on hand decreased by $16,549 in 1996. Net cash on hand at year-end was $13,213, as compared with $29,762 in 1995.

Financial Analysis

An analysis of the Company's financial position shows the effects of the year's activity. Debt ratios (debt/equity, liabilities/equity, and total assets/total liabilities) and liquidity ratios (current and quick ratios) improved significantly in 1996 due to lower debt levels. Profitability ratios reflect the net loss for the year, but are considerably less

Disclosure Statement

Management is not aware of any other known demands, commitments, or events, other than those discussed above which would materially affect the company's liquidity. There are not material capital expenditures or commitments which would affect capital resources.


STATEMENTS OF OPERATIONS
Years Ended December 31, 1996, 1995 and 1994


                                                            Note         1996           1995            1994

Net Sales                                                           $ 23,060,724    $ 23,560,772    $ 23,214,609

Cost of goods sold                                                    18,404,790      18,762,134      17,707,454
Selling and administrative expenses                                    4,445,901       4,703,479       3,693,204
Earnings before other expenses and income taxes                          210,033          95,159       1,813,951
   Other expenses:
   Interest expense                                                      820,090         972,460         721,478

   Other expenses                                              9         497,230         511,686           --

Total other expenses                                                   1,317,320       1,484,146         721,478
(Loss) earnings before income taxes                                   (1,107,287)     (1,388,987)      1,092,473
Income tax benefit (provision)                                 6         417,102         535,226       (457,145)

Net (loss) earnings                                                 $   (690,185)   $   (853,761)   $    635,328

Net (loss) earnings per common share                                $       (.54)   $       (.82)   $        .61

See notes to financial statements.



STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1996, 1995 and 1994


     Common Stock
                                    Shares          Amount    Additional Paid-in    Retained        Total
                                                                  Capital           Earnings

Balance, January 1, 1994           1,036,892   $  2,592,230           --         $  7,882,162    $ 10,474,392
     Net earnings, 1994                 --             --             --              635,328         635,328
Balance, December 31, 1994         1,036,892      2,592,230           --            8,517,490      11,109,720
     Net loss, 1995                     --             --             --             (853,761)       (853,761)
Balance, December 31, 1995         1,036,892      2,592,230           --            7,663,729      10,255,959
     Issuance of common stock        475,000      1,187,500        312,500               --         1,500,000
     Net loss, 1996                     --             --             --             (690,185)       (690,185)
Balance, December 31, 1996         1,511,892   $  3,779,730   $    312,500       $  6,973,544    $ 11,065,774


See notes to financial statements.


BALANCE SHEETS
December 31, 1996 and 1995


Assets                                                                             Notes          1996                 1995

Current Assets:
     Cash                                                                                    $      13,213       $     29,762
     Accounts receivable (less allowances of $200,000 in 1996 and $275,000 in 1995)   7          6,582,081          7,210,427
     Inventories                                                                     2,7         8,453,703         10,900,243
     Deferred tax asset                                                               6                  -            320,977
     Income taxes receivable                                                                       157,704            458,887
     Other current assets                                                                           69,479            149,585
Total current assets                                                                            15,276,180         19,069,881
Property - Net                                                                        3,7        1,798,315          2,076,396
Other Assets:
     Prepaid pension expense                                                           5         2,375,369          2,281,237
     Other assets                                                                                  114,963            144,447
Total other assets                                                                               2,490,332          2,425,684

Total assets                                                                                   $19,564,827        $23,571,961

Liabilities
Current Liabilities:
     Note payable - line of credit                                                      7   $    4,537,856      $   8,301,730
     Accounts payable                                                                              480,130            311,982
     Accrued salaries and commissions                                                              209,427            211,808
     Accrued cooperative advertising                                                               307,909            300,000
     Other accrued liabilities                                                                     119,123            165,794
     Notes payable - current                                                            7          591,979            591,129
     Capital lease obligation - current                                                             23,480             17,115
     Deferred income tax liability - current                                            6          258,193                  -
Total current liabilities                                                                        6,528,097          9,899,558

Capital Lease Obligation - noncurrent                                                                    -             10,916
Notes Payable - noncurrent                                                              7        1,708,240          2,295,177
Deferred Income Tax Liability  - noncurrent                                             6          262,716          1,110,351
Total liabilities                                                                                8,499,053         13,316,002

Stockholders' Equity:                                                                   8
Common stock - $2.50 par value; authorized 4,000,000 shares;
     issued and outstanding in 1996 and 1995: 1,511,892shares
   and 1,036,892 shares, respectively                                                            3,779,730          2,592,230
Additional paid-in-capital                                                                         312,500                  -
Retained earnings                                                                                6,973,544          7,663,729
     Total stockholders' equity                                                                 11,065,774         10,255,959

Total liabilities and stockholders' equity                                                    $ 19,564,827       $ 23,571,961



See notes to financial statements.



STATEMENTS OF CASH FLOWS
Years Ended December 31, 1996, 1995 and 1994


                                                                1996           1995         1994

Operating Activities:
     Net (loss) earnings                                  $  (690,185)   $  (853,761)   $   635,328
     Adjustments to reconcile net(loss) earnings to net
     cash provided (used) by operating activities:
         Depreciation and amortization                        398,653        356,345        361,391
         Net pension credit                                   (94,132)      (101,340)       (64,862)
         Loss (gain) on sale of property and equipment         89,819           --          (15,933)
     Changes in assets andliabilities:
                (Increase) decrease in:
                Accounts receivable                           628,346       (577,370)      (423,733)
                Inventories                                 2,446,540         70,437     (1,434,960)
                Other current assets                          381,289       (519,272)        (4,851)
                Other noncurrent assets                         4,948        (53,459)       (72,194)
     Increase (decrease) in:
                Accounts payable                              168,148       (120,904)       (49,980)
                Accrued salaries and commissions               (2,381)        25,199         17,368
                Accrued cooperative advertising                 7,909        120,000           --
                Income taxes payable                             --         (402,947)       242,414
                Other accrued liabilities                     (46,671)        18,154         14,801
                Deferred tax liability                       (268,465)       (96,369)        44,503
Net cash provided (used) by operating activities            3,023,818     (2,135,287)      (750,708)

Investing Activities:
     Purchases of property and equipment                     (201,355)      (459,406)      (300,001)
     Proceeds from disposal of property and equipment          15,500           --           17,510
Net cash used by investing activities                        (185,855)      (459,406)      (282,491)

Financing Activities:
     Net borrowings (payments) from line of credit         (3,763,874)     3,194,468       (767,515)
     Issuance of common stock                               1,500,000           --             --
     Repayments of notes payable                             (586,087)      (590,078)      (537,902)
     Principal payments under capital lease obligation         (4,551)        (3,486)       (60,111)
     Proceeds from issuance of notes payable                     --             --        2,300,000
Net cash (used) provided by financing activities           (2,854,512)     2,600,904        934,472

Net (decrease) increase in cash                               (16,549)         6,211        (98,727)
Cash, beginning of year                                        29,762         23,551        122,278
Cash, end of year                                         $    13,213    $    29,762    $    23,551

Supplemental cash flow information:
Cash paid during the year for interest                    $   847,649    $   954,646    $   698,291
Cash paid during the year for income taxes                $      --      $    40,993    $   170,229


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 1996, 1995 and 1994

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - The Company is engaged exclusively in the manufacture and sale of leisure footwear. Sales are made principally to retailers in the United States.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property and Accumulated Depreciation - Property is stated at cost, less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals and betterments are charged to earnings as incurred. Replacements of significant items and major renewals and betterments are capitalized.

Depreciation is computed using the straight-line method with useful lives as follows: Buildings and water plant - 10-67 years; machinery and equipment -5-15 years.

Income Taxes - Income taxes are provided on the earnings (losses) in the financial statements. Deferred income taxes are provided to reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes inthe year the credits are earned.

Net Earnings (Loss) Per Common Share - Net earnings (loss) per common share are based on the weighted average number of common shares outstanding during the year and totalled 1,280,978 shares in 1996 and 1,036,892 shares in 1995 and 1994.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of accounts receivable. Companies in the retail industry comprise asignificant portion of the accounts receivable balance; collateral is not required.

2. INVENTORIES
Inventories as of December 31 consisted of the following:
                                1996               1995
Finished goods           $   5,075,618      $    7,477,851
Work-in-process              1,351,945             782,291
Raw material                 2,026,140           2,640,101
Total                    $   8,453,703       $  10,900,243

3. PROPERTY
Property as of December 31 consisted of the following:
                               1996                 1995
Land                   $        19,055      $       19,555
Buildings and water plant    3,251,913           3,251,913
Machinery and equipment      5,427,711           5,415,774
                             8,698,679               8,687,242
Less accumulated
   depreciation              6,900,364           6,610,846
Property - net           $   1,798,315        $  2,076,396

4. LEASES
The Company leases machinery, equipment, office space and retail outlet space generally under cancellable lease agreements which are classified as operating leases for financial reporting purposes. Rental expense was $296,399 in 1996, $219,950 in 1995, and $162,374 in 1994. The leases expire at various dates through 2000 and provide for the following minimum rentals:

1997                                             $ 107,000
1998                                                95,000
1999                                                70,000
2000                                                59,000
2001                                                14,000
Total                                           $  345,000

5.  PENSION PLAN
The Company has a defined benefit pension plan covering all regular employees. Benefits earned are based on years of service and the employee's annual compensation over the entire service time. It has been the Company's policy to fund the maximum amount which can be deducted for federal income tax purposes. For 1996, 1995, and 1994, no contribution was allowed due to the full funding limitation of the Internal Revenue Code.

The net pension credits included the followingcomponents:

                              1996               1995               1994

Service cost             $   285,204        $   201,635       $    233,264
Interest cost                570,251            560,720            572,966
Actual return on
   plan assets            (1,003,253)        (1,271,440)          (234,081)
Net amortization
   and deferral               53,666            407,745           (637,041)

Net pension credit       $   (94,132)       $  (101,340)       $   (64,892)

A reconciliation of the pension plan's funded status, determined as of the plan's year end, September 30, 1996 and 1995, with amounts recognized in the Company's balance sheets follows:

                                                  1996               1995
Actuarial present value of
   accumulated benefit
   obligation (including
   vested benefits of 1996,
   $7,232,953; 1995, $7,250,866)             $  7,338,486        $  7,348,094
Plan assets at fair value, primarily
   listed stocks and bonds, and
   guaranteed investment contract             $11,123,411        $ 10,662,651
Actuarial present value of projected
   benefit obligation                          (8,595,110)         (8,779,025)
Plan assets in excess of projected
   benefit obligation                           2,528,301           1,883,626
Unrecognized net loss (gain) from
   past experience different from
   that assumed                                  (173,434)            232,219
Prior service cost not yet recognized
   in net periodic pension cost                   650,715             921,647
Unrecognized net asset as of
   Oct. 1, 1985 being recognized
   over 16 years                                 (630,213)           (756,255)
Prepaid pension expense                      $  2,375,369        $  2,281,237

The following assumptions were used in determining the actuarial present value of the projected benefit obligation for all three years:

                                  1996        1995       1994

Discount rate                      7.0%       7.0%       8.5%
Rate of increase in future
   compensation levels             3.5%       3.5%       3.5%
The expected long-term
   rate of return on plan assets   8.5%       8.5%       8.5%

Subsequent to December 31, 1996, the Company elected to terminate the Plan and is implementing a defined contribution plan. The Company has not completed its analyses of the financial statement effect of terminating the plan, however, upon completion, it is expected to have a positive effect on the Company's financial position and results of operations.

6. INCOME TAXES
The provision (benefit) for income taxes consists of:

                      1996              1995            1994

Current:
   Federal        $(156,500)        $(421,335)        $ 357,176
   State              3,112           (17,522)           55,152
                   (153,388)         (438,857)          412,328

Deferred:
   Federal         (211,581)          (34,603)           (2,324)
   State            (52,133)          (61,766)           47,141
                   (263,714)          (96,369)           44,817

Total             $(417,102)        $(535,226)        $ 457,145


The difference between tax computed at the statutory U.S. federal income tax rate and the Company's effective tax rate is as follows:

                                   1996         1995         1994
(Benefit) provision
   at statutory rate            $(376,500)   $(472,300)   $ 371,500
State and other taxes,
   net of federal tax benefit     (29,700)     (71,600)      87,840
Other                             (10,902)       8,674       (2,195)

(Benefit) provision for
   income taxes                 $(417,102)   $(535,226)   $ 457,145

At December 31, 1996, the Company has approximately $767,400 and $1,234,400 of net operating loss carryforwards available for Federal and New York State tax purposes, respectively, which expire in 2011. For federal purposes, the entire net operating loss generated in 1995 was utilized to generate a refund of income taxes previously paid.

Components of the Company's deferred tax asset and liability as of December 31, 1996 and 1995 are as follows:
                                                   1996
                                            Current    Noncurrent
Assets
Contributions carryover                   $  18,256         --
Non-deductible bad debt reserves             48,750         --
Uniform capitalization of inventory         159,352         --
Non-deductible sales allowances              29,250         --
Non-deductible inventory reserves              --           --
State net operating loss carryforward       110,173         --
Federal net operating loss carryforward     260,916         --
Federal credit carryforwards                 13,100         --

Liabilities
Prepaid pension expense                    (897,990)        --
Depreciation                                   --       (262,716)
Deferred tax liability                    $(258,193)   $(262,716)


                                                      1995
                                              Current      Noncurrent
Assets
Contributions carryover                   $     8,055          --
Non-deductible bad debt reserves               78,000          --
Uniform capitalization of inventory           122,283          --
Non-deductible sales allowances                29,250          --
Non-deductible inventory reserves              83,389          --
State net operating loss carryforward            --          56,677
Federal net operating loss carryforward          --            --
Federal credit carryforwards                     --            --

Liabilities
Prepaid pension expense                          --        (889,682)
Depreciation                                     --        (277,346)
Deferred tax asset (liability)            $   320,977   $(1,110,351)

A valuation allowance has not been provided against the Company's deferred tax assets as of December 31, 1996 and 1995, since the Company believes it is more likely than not that the deferred tax assets will be realized in future years.

7.   NOTES PAYABLE
Subsequent to December 31, 1996, the Company received a commitment from a new lender for a revolving line of credit ("revolver"), an equipment line of credit and a mortgage/term loan. The Company expects to execute and finalize the lending agreement in the first quarter of1997.

Under the terms of the commitment, the borrowing base for the revolver will be based on certain balances of accounts receivable and inventory, as defined in the agreement. The maximum credit amount under the revolver will be $8,000,000, the interest rate will be LIBOR plus 2.25% and the revolver will expire on April 30, 2000. The revolver will be secured by accounts receivable, inventory, equipment and cash.

The equipment line of credit will be for a maximum of $1,000,000, the interest rate will be LIBOR plus 2.25%, the expiration date will be on April 30, 2000, and it will be secured by new equipment purchased thereunder.

The minimum amount that will be available under the mortgage/term loan approximates $2,300,000 which represents the total amount owed by the Company under two notes payable to its existing lender as of December 31, 1996. The
Company has the ability to borrow an additional $1,900,000 under the mortgage/term loan, which results in a total mortgage/term loan of$4,200,000, if the Farmers' Home Administration issues 80% guaranty on the total mortgage/term loan. The mortgage/term loan will be secured by the Company's manufacturing facilities.

The balance owed under a line of credit to the Company's existing lender as of December 31, 1996 and 1995 totalled $4,537,856 and $8,301,730, respectively.

The Company has the following long-term notes payable as of December 31:

Note 1 - Note payable to bank in monthly principal installments through December 1997 of $35,714 plus interest at the prime rate plus one percent.

Note 2 - Note payable to bank in monthly principal installments of $11,904 through December 1997 and $41,905 from January 1998 through April 2001; interest is due monthly at the prime rate plus one percent.

                            1996           1995
Note 1 payable to bank   $  428,559   $  857,142
Note 2 payable to bank    1,819,058    1,961,906
Other notes payable          52,602       67,258
                         $2,300,219   $2,886,306
Less: Current portion       591,979      591,129
Noncurrent portion       $1,708,240   $2,295,177

The aggregate principal payments of notes payable are as follows:
1997                                             $ 591,979
1998                                               524,572
1999                                               513,173
2000                                               502,857
2001                                               167,638
Total                                          $ 2,300,219

The carrying value of the long-term notes payable to bank approximates fair value.

The existing line of credit and the notes payable contain certain financial covenants relative to working capital, tangible net worth, total debt to tangible net worth and capital expenditures. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received. The Company was in compliance with these financial covenants as of December 31, 1996. The Company was not in compliance with certain of these financial covenants as of December 31, 1995. On March 5, 1996, the Company obtained waivers from the lender up to and including December 31, 1995.

8.   STOCK OPTION PLAN
The Company has reserved 100,000 shares of its common stock for issuance under the Company's Stock Incentive Plan which was adopted in 1995. The price at which options can be exercised shall be at least $1 more than 100% of the fair market value of the Company's stock on the date of grant; for an optionee who at the time of grant owns more than 10% of the Company'sstock, the price at which options can be exercised shall be at least $1 more than 110% of the fair market value of the Company's stock on the date of grant.

The stock option activity for the years ended December 31, 1996 and 1995 is as follows:
                                          1996            1995
Options outstanding,
  beginning of theyear                   17,500            --
Options granted                          10,000          17,500
Options cancelled                        (5,000)           --
Options outstanding, end of year         22,500          17,500
Options exercisable, end of year         22,500          17,500

9.   OTHER EXPENSES
During 1996, the Company recorded other expenses of approximately $497,000 in the statement of operations for items considered by management to be of a nonrecurring nature. These expenses included legal fees and a settlement cost relative to a patent infringement lawsuit ($53,000), costs associated with the closing of a sales office and two outlet stores ($191,000), costs incurred to eliminate nontraditional footwear styles from the Company's product line ($118,000), professional fees associated with financial advisory and investment banking services ($114,000) and various other costs ($21,000).

In the fourth quarter of 1995, the Company recorded an expense of $511,686 for a write-off of certain raw materials inventory associated with a decision to discontinue the production of certain styles of footwear.

QUARTERLY FINANCIAL AND MARKET DATA
Summarized quarterly financial data for 1996 and 1995 (Unaudited)


1996                                     March 31      June 30     September 30   December 31
Net sales                            $ 3,763,545    $ 4,020,072    $ 7,341,607   $ 7,935,500
Gross profit on sales                    898,738        968,951      1,974,810       813,435
Net income (loss)                       (399,075)      (315,066)       196,508      (172,552)
Net income (loss) per common share          (.38)          (.30)           .13          (.11)

NASDAQ high bid                            4 1/8          3 1/2          3 3/4         3 3/4
NASDAQ low bid                             3 5/8          2 1/2          3 1/8         2 7/8

                                                                                        1995

Net sales                            $ 4,015,406    $ 4,610,074    $ 6,612,108   $ 8,323,184
Gross profit on sales                  1,146,554      1,198,206      1,984,921       468,957
Net income (loss)                       (207,010)      (212,753)       138,679      (572,677)
Net income (loss) per common share          (.20)          (.20)           .13          (.55)

NASDAQ high bid                            5 5/8          4 3/4          4 7/8         5 1/2
NASDAQ low bid                             3 1/4          3 5/8          3 5/8         4 1/2

Based on records  maintained by the Transfer Agent,  Bank of Boston  Shareholder
Services, the number of shareholders of record was 632 at year end.


INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Daniel Green Company
Dolgeville, New York

We have audited the accompanying balance sheets of Daniel Green Company as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide areasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Daniel Green Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Rochester, New York
January 24, 1997


SELECTED FINANCIAL DATA



                                                1996           1995            1994           1993           1992


Net sales                                  $ 23,060,724    $ 23,560,772    $ 23,214,609   $ 24,125,228   $ 20,493,288
Income (loss) from continuing operations       (690,185)       (853,761)        635,328        293,423        438,718
Total assets                                 19,564,827      23,571,961      22,205,778     20,414,652     17,884,840
Long-term debt                                1,708,240       2,306,093       2,894,413      1,317,232      1,805,914

Income (loss) from continuing operations
per common share                                   (.54)           (.82)            .61            .28            .42




Daniel Green Company's common stock is traded in the over-the-counter market and is listed on the National Association of Security Dealers Automated Quotation system (NASDAQ) under the ticker symbol DAGR.

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission are available and will be furnished upon written request directed to the Company's main office, Dolgeville, New York 13329.

Officers                                 Directors

                                         Edward Bloomberg
                                            Independent Investment Advisor
James R. Riedman
   Chairman & Chief Executive Officer    Steven DePerrior
                                            Principal
Warren J. Reardon III                       William M. Mercer,Inc.
   President & Chief Operating Officer
                                         William L. Fay
W. Lee Bynon                                President
   Vice President of Sales                  Faytex Corp.

Stanley W. Kabot                         John B. French, Esq.
   Treasurer & Chief Financial Officer      Partner
                                            Sullivan & Worcester
John B. French, Esq.
   Clerk                                 David T. Griffith
                                            President
                                            M. Griffith, Inc.

                                         Gregory Harden
                                            President
                                            Harden Furniture

                                         Gary E. Pflugfelder
                                            Sales Consultant

                                         Warren J. Reardon III
                                            President & Chief Operating Officer

                                         James R. Riedman
                                            President
                                         Riedman Corporation