Form 10KSB, Exhibit 13
period 1997-12-31
GREEN DANIEL CO
filed 1998-03-31
CIK 26820

To Our Stockholders:

It's the Annual Report season again, and I would like to take this opportunity to provide you with some insights into your Company's performance.

We should start with a development that is not included in the statements, namely our pending management change. This past November, Warren Reardon resigned from his positions of Director and President. Warren and his family have played an important role in the history and successes of the Daniel Green Company. I want to personally thank Warren for his contributions and wish him all the best in the coming years.

Since November, the Board has been engaged in an extensive search for Warren's replacement. An interesting by-product of the search was the enthusiasm many in the industry expressed regarding the franchise value the Daniel Green name represents. It was a strong reinforcement of the potential for your Company.

The interview process resulted in a number of very qualified and interested candidates. As I write this letter, I'm pleased to inform you that we are finalizing the arrangements for our top "draft pick" to come on board and join our management team. We plan on making an announcement during the mid-March time frame. It is my belief that our management change was the most critical issue facing the Company this fall, and this event is now behind us.

Now, let's turn to the financials. The company's balance sheets (on page 8) now include an additional year for comparative purposes, which I think you'll find beneficial. The first item of special note is cash, totaling $901,875. This is just one of the by-products of the pension reversion we enacted last year. Since these statements were prepared, this cash has been applied to our revolving line of credit. Had it been applied at year end, our outstanding line of credit balance would have been $1,324,906. This is an extraordinary improvement from the $8.3 million balance twenty-four months ago.

It wasn't just the pension reversion alone that generated this improvement. Our receivables have been very aggressively managed, resulting in a $860,650 reduction this year and an almost $1.5 million gain from 1995. It's costly enough to finance your own inventory, much less someone else's. We've made progress in this area and will continue to do so in 1998.

Our inventory showed similar improvement, although less apparent. Simplistically, it remained equal to last year's level and went down substantially from 1995. We are encouraged, however, that we reached last year's $8.5 million inventory level in light of our disappointing year end sales. Our expectations were that sales would have finished the year stronger and our inventory levels would have been further reduced. As it was, we did not meet those expectations, and we still have work to do. The good news is that we believe that the bulk of our inventory consists of quality, salable items. We've established inventory reserves against the remaining stock and recognize that, in 1998, we need to aggressively move and sell-off these styles.

The next significant item in our balance sheet consumed a considerable amount of time and energy in 1997, but, as referred to earlier, it also yielded some dramatic benefits. It is the pension reversion, as seen in the "Other assets" section of our balance sheet. Note 5 on page 11 provides an accounting description of this transaction, but I'm going to try to provide some further insight on its impact to your Company.

As a starting point, you should really review the 1995 statement. At that time, Daniel Green was a debt-laden Company which was further constrained by the operating losses it was generating. It became imperative that every asset be used as effectively as possible if we were to survive. One of those assets which wasn't pulling its weight was the pension plan. In 1997, we put excess pension assets back to work, reverting, or terminating, and then replacing the pension plan with a 401(k) savings plan. The governing factors behind the steps which we took were driven by balancing tax, employee and stockholder considerations.

Perhaps the best way to describe the reversion's impact is to recognize that it accounts for all of the improvements in our balance sheet, except for the reduction in our accounts receivable. As an integral part of this transaction, we issued 186,437 shares (11% of the Company) to our employees. This issue, combined with the straight reversion, generated cash of approximately $3 million net of costs and excise tax. Its benefits include:

         o A reduction in our line of credit from $4.5 million in 1996 to $2.2 million in 1997.
         o        A current ratio of 3.83.
         o An improvement in our total debt-to-equity ratio from 76.8% in 1996 to 48.9% in 1997.
         o        An increase in our equity to over $12 million.

As a final note, the stock provided to employees is recognized in accounting terms as compensation. What this means is that, as it is allocated over the next three years, we, in turn, will take a non-cash charge to pre-tax earnings of approximately $300,000 each year. While this charge does generate a tax benefit for us, it will have a negative impact on our book earnings.

Let's turn our attention to the more critical issue, long-term, namely our statement of operations. We're pleased to report an operating income of $1,000,000. It comes, however, with a level of sales which is not acceptable. While our margins improved considerably last year, you can't shrink your way to prosperity.

We have undertaken a number of initiatives that should produce better results in future years. First, under the leadership of Lee Bynon, our sales force has been restructured and is more focused to ensure that we produce better results both in terms of sales and gross profit.

Our product offering continues to evolve. Imports account for an increasing percentage of our sales. Much of the gross profit improvement you see this year is attributable to the growing importance of this segment. As different import styles take hold, we anticipate our overall sales numbers will improve.

One of our more formidable tasks is to reduce the overhead costs associated with our operations in Dolgeville and to develop a cost structure that reduces our break-even point. To this end, we engaged a consultant to work with an internal team to identify and implement significant cost savings. Led by our Chief Financial Officer, Stan Kabot, this group has made considerable progress.

While we're not reporting the kind of results that we had hoped for in 1997, we obviously have made some significant gains. The Company continues to be in a "rebuilding" mode, reorganizing and repositioning ourselves within the shoe industry. With our improved financial footings, new management shortly in place, and the aggressive cost reductions we are making, we're enthusiastic about our long-term outlook.

Nonetheless, we are cautious about 1998. We expect to revive our sales numbers. However, earnings most likely will be impacted by the restructuring costs incurred with the future changes that will be necessary.

I personally would like to thank all our employees for their contribution in 1997. As we improve our overall financial stability, I am confident that the future for your Company looks brighter than ever.

By the way, let's not forget to encourage everyone we know to buy more Daniel Green slippers.

                  James R. Riedman
                  Chairman & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales
Net sales declined 15% in 1997, to $19.7 million, from $23.1 million in 1996. Compared to 1995, net sales for 1997 are down by 16.5%. A significant part of this decrease can be related to lower shipments of footwear to our major customers in 1997, compared to 1996. It was also attributable to difficult retail conditions during the third and fourth quarters of 1997, and a greater emphasis placed by our customers to maintain minimum stocking levels. Seven major customers represented 41% of the Company's business in 1997. These same customers represented 46% of sales in 1996 and 42% in 1995.

From a sales mix standpoint, slippers represented 55% of our sales, while casual and private label footwear accounted for 29% and 16%, respectively, during the year. In 1996, 59% of our sales were slippers, 26% casual footwear, and 15% private label.

Imported footwear continues to influence our sales numbers. In 1997, imports accounted for approximately $4.1 million or 20.8% of sales, compared to $1.4 million or 6.1% in 1996.

Expenses
Cost of goods sold in total as a percentage of net sales was 74.7% in 1997, compared to 79.8% in 1996 and 79.6% in 1995. Cost of goods sold reflects the direct costs of footwear sold, manufacturing variances from pre-determined cost standards, adjustments to the value of inventory on hand and the amount of material purchased and labor spent to make the Company's products. In 1997, the Company produced 11% fewer shoes, approximately 120,000 pairs less than last year. Driven by lower production volumes, our purchases of raw material went down by 19% and production labor decreased by 15%, while manufacturing overhead expenses were 12% lower than last year. A lower sales volume and associated direct costs of labor, material and overhead also contributed to a lower cost of goods sold aggregate dollar amount in 1997.

Current levels of production have fallen below available capacity. During 1997, the Company reviewed its approach towards manufacturing and started to consolidate its operations in Dolgeville. In 1998, all domestic production will be performed in one manufacturing building, while imports will be handled in a separate facility.

As a result of selling more higher-margined products, the gross profit margin for 1997 was 25.3%, compared to 20.2% in 1996 and 20.4% in 1995.

Selling, general and administrative expenses for 1997 decreased 6.3% to approximately $4.2 million from approximately $4.4 million in 1996. Compared to 1995, selling, general and administrative expenses are approximately $538,000 lower. This decrease in 1997 reflects significantly lower retail selling expenses, due to the closure of all but one retail outlet in 1996 and greatly reduced advertising costs, offset by higher spending levels in a number of administrative categories. Several notable items that increased administrative expenses in 1997 over 1996 include: Company contributions to the new 401(K) plan, computer training and network services, and outside professional fees.

Despite the decrease experienced in 1997, selling, general and administrative expenses as a percentage of net sales, increased to 21.2% in 1997 from 19.3% in 1996. In 1995, selling, general and administrative expenses represented 20.0% of net sales. During the third quarter of 1997, management retained the services of an independent consultant to identify opportunities for cost reduction within all administrative areas of the Company. The findings and recommendations from this project will be reviewed during the first quarter of 1998 and the Company will then start to implement the approved recommendations. The results of this project are geared towards significantly reducing our administrative costs in 1998.

In the second quarter of 1997, the Company began to reorganize its field sales force. This action resulted in the separation of five salespeople and charges of approximately $198,000 in 1997. Likewise, in 1996, the Company identified and reported items of approximately $497,000 that were non-recurring in nature. In 1995, the Company recorded an expense of approximately $512,000 for a write-off of raw material inventory associated with discontinuing the production of certain styles of footwear. In 1998, additional payments of approximately $125,000 will be recorded as they relate to the former Chief Operating Officer.

During 1997, the Company terminated its defined benefit pension plan. This transaction resulted in a gain totaling approximately $380,000, and this amount is reflected as income in the 1997 statement of operations. Prior to termination, the Company recorded income from this plan of approximately $204,000 in 1997, which will not recur in 1998.

The termination of the defined benefit plan also provided additional funds to the new 401(k) plan, over and above employee benefit obligations and plan expenses. These funds were used to purchase 186,437 shares of common stock in the Company, totaling $894,896, or $4.80 per share. The $4.80 share value was established by an independent stock valuation consultant, retained by the Company. The stock purchased by the 401(k) plan will be allocated to participating employees beginning in the 1998 plan year and will continue over a three-year period. Once the allocation is made to plan participants, the Company will reduce the prepaid pension asset currently carried on the Company's balance sheet under "Other assets" and will recognize a pre-tax expense of approximately $300,000 each year.

Operating Income
Operating income changed significantly in 1997, compared to 1996 and 1995, and is directly related to the items discussed above.

Interest Expense
Interest expense is down by approximately $281,000 in 1997 and is 34.2% lower than in 1996 and 44.5% than in 1995. This decrease is due to lower borrowing levels and lower financing rates. On April 14, 1997, the Company entered into a new credit arrangement with KeyBank National Association, which provides the Company with a three-year credit facility bearing interest at LIBOR plus 2.25%.

Income Tax Provision
The Company's income tax provision increased significantly, to approximately $225,000 in 1997, from a tax benefit of approximately $417,000 in 1996 and a tax benefit of approximately $535,000 in 1995. The increase in taxes in 1997 principally relates to the reportable gain after terminating the defined pension plan and in part from the income realized from operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes.

In computing the tax provision for 1997, the Company has applied and used all of its federal net operating loss carryforwards. At the end of 1997, the Company still has approximately $454,000 left in net operating loss carryforwards that can be used for New York state tax reporting purposes. From a historical perspective, a limited amount of the Company's sales are in New York state, thereby impacting the utilization of New York state loss carryforwards.

Net Earnings
Net earnings for 1997 were approximately $235,000, or $.16 per share, compared with last year's performance of an after-tax loss of approximately $690,000, or $.54 per share. The Company had a net loss of approximately $854,000, or $.82 per share in 1995.

Financial Condition
The Company's financial condition continues to significantly improve. Once again in 1997 (as in 1996), total debt has been drastically reduced from 1995. Total debt consists of notes payable, the line of credit and capital lease obligations. At December 31, 1997, total debt was approximately $4.1 million, compared with approximately $6.9 million at December 31, 1996, for an overall decrease of 40.1%. At December 31, 1995, the Company's total debt was approximately $11.2 million. Total debt in 1997 has been reduced by the proceeds from terminating the Company's defined benefit plan, by cash generated from operating activities, and by regular repayments of the debt.

Inventory levels are unchanged from 1996 to 1997 and, in comparison to 1995, are approximately $2.4 million lower. Finished goods, however, increased significantly in 1997 to approximately $6.2 million, as compared to approximately $5.1 million in 1996. This increase is related to a high level of imported footwear received during the last two months of 1997 and a major reduction in our work-in-process inventory. In 1995, the finished goods inventory amounted to approximately $7.5 million, or approximately $1.3 million higher than in 1997. Accounts receivable decreased by approximately $861,000 or 13.1% from last year and decreased 21.7% in comparison to 1995.

During 1997 and 1996, the Company generated approximately $3.0 million in cash flow from operating activities. In 1995, cash flow was not sufficient, and cash of approximately $2.1 million was used in operating the Company. The principal components of cash flow from operations were net income, a decrease in accounts receivable and other assets, offset by decreases in accounts payable and accrued liabilities. Working capital at the end of 1997 was approximately $11.4 million, which was approximately $2.7 million higher than at the end of 1996. This working capital number is impacted by the cash amount of $894,896, related to the sale of Company stock to the 401(k) plan. Subsequently, in 1998, the cash was applied against the Company's revolving line of credit with Key Bank National Association. As a result, the Company's current ratio, the relationship of current assets to current liabilities, increased to 3.83:1 from 2.34:1 at the end of 1996.

Capital expenditures in 1997 totaled approximately $251,000 and were principally used for the purchase of new computer systems and software, and major repairs made to the Company's buildings. Capital expenditures in 1996 totaled approximately $201,000, utilized primarily for computer systems and software, furniture and fixtures, and lasts for new footwear styles. Capital expenditures in 1995 amounted to approximately $459,000 and were used to purchase a computer system and for production equipment.

The Company's revolving and term loan credit agreements contain covenants which, among other things, require the Company to maintain a certain number of financial ratios. As of December 31, 1997, the Company was in violation of a bank covenant related to the maintenance of an established debt-service coverage ratio. The Company has obtained a waiver from the bank on this financial covenant.

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management has not yet assessed the year 2000 compliance expense and related potential affect on the Company's earnings.

                              DANIEL GREEN COMPANY


Financial Statements as of December 31, 1997, 1996 and 1995, for Each of the Three Years in the Period Ended December 31, 1997 and Independent Auditors' Report





                              DANIEL GREEN COMPANY

                               TABLE OF CONTENTS

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997, 1996 AND 1995
   AND FOR EACH OF THE THREE YEARS IN THE PERIOD
ENDED DECEMBER 31, 1997:

   Balance Sheets                                                          2

   Statements of Operations                                                3

   Statements of Stockholders' Equity                                      4

   Statements of Cash Flows                                                5

   Notes to Financial Statements                                          6-13

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
   Daniel Green Company
Dolgeville, New York

We have audited the accompanying balance sheets of Daniel Green Company as of December 31, 1997, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Daniel Green Company as of December 31, 1997, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Deloitte & Touche LLP Rochester, New York January 30, 1998




/s/ Deloitte & Touche LLP
Rochester, New York
January 30, 1998
(February 23, 1998 as to Note 7)


DANIEL GREEN COMPANY

BALANCE SHEETS
DECEMBER 31, 1997, 1996 AND 1995


ASSETS                                                     1997           1996         1995
------                                                     ----           ----         ----

CURRENT ASSETS:
  Cash                                                 $   901,875   $    13,213   $    29,762
  Accounts receivable (less allowances of $231,000
     in 1997, $200,000 in 1996 and $275,000 in 1995)     5,721,431     6,582,081     7,210,427
  Inventories                                            8,469,375     8,453,703    10,900,243
  Deferred income tax asset                                287,306          --         320,977
  Other current assets                                      65,656        69,479       149,585
  Income taxes receivable                                     --         157,704       458,887
                                                       -----------   -----------   -----------

        Total current assets                            15,445,643    15,276,180    19,069,881

PROPERTY - Net                                           1,707,647     1,798,315     2,076,396

OTHER ASSETS:
  Prepaid benefit plan contribution                        894,896          --            --
  Other assets                                             114,687       114,963       144,447
  Prepaid pension expense                                     --       2,375,369     2,281,237
                                                       -----------   -----------   -----------

        Total other assets                               1,009,583     2,490,332     2,425,684
                                                       -----------   -----------   -----------






TOTAL ASSETS                                           $18,162,873   $19,564,827   $23,571,961
                                                       ===========   ===========   ===========



See notes to financial statements.


LIABILITIES AND STOCKHOLDERS' EQUITY                     1997          1996            1995
------------------------------------                     ----          ----            ----

CURRENT LIABILITIES:
  Note payable - line of credit                       $ 2,219,802   $ 4,537,856   $ 8,301,730
  Accounts payable                                        303,492       480,130       311,982
  Accrued salaries and commissions                        240,065       209,427       211,808
  Accrued expenses                                        283,261       427,032       465,794
  Notes payable - current                                 562,030       591,979       591,129
  Income tax payable                                      421,389          --            --
  Capital lease obligation - current                         --          23,480        17,115
  Deferred income tax liability - current                    --         258,193          --
                                                      -----------   -----------   -----------

        Total current liabilities                       4,030,039     6,528,097     9,899,558

CAPITAL LEASE OBLIGATION - noncurrent                        --            --          10,916

NOTES PAYABLE - noncurrent                              1,325,104     1,708,240     2,295,177

DEFERRED INCOME TAX LIABILITY - noncurrent                611,726       262,716     1,110,351
                                                      -----------   -----------   -----------

        Total liabilities                               5,966,869     8,499,053    13,316,002

STOCKHOLDERS' EQUITY:
  Common stock - $2.50 par value; authorized
    4,000,000 shares; issued and outstanding in
    1997: 1,698,329 shares; 1996: 1,511,892 shares;
    1995: 1,036,892 shares                              4,245,823     3,779,730     2,592,230
  Additional paid-in-capital                              741,303       312,500          --
  Retained earnings                                     7,208,878     6,973,544     7,663,729
                                                      -----------   -----------   -----------

        Total stockholders' equity                     12,196,004    11,065,774    10,255,959
                                                      -----------   -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                              $18,162,873   $19,564,827   $23,571,961
                                                      ===========   ===========   ===========


DANIEL GREEN COMPANY

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                             1997           1996             1995
                                             ----           ----             ----
NET SALES                               $ 19,663,142    $ 23,060,724    $ 23,560,772
                                        ------------    ------------    ------------

OPERATING EXPENSES:
  Cost of goods sold                      14,679,388      18,404,790      18,762,134
  Selling and administrative expenses      4,165,379       4,445,901       4,703,479
  Other (income) expense                    (181,732)        497,230         511,686
                                        ------------    ------------    ------------

      Total operating expenses            18,663,035      23,347,921      23,977,299
                                        ------------    ------------    ------------

OPERATING INCOME (LOSS)                    1,000,107        (287,197)       (416,527)

INTEREST EXPENSE                             539,486         820,090         972,460
                                        ------------    ------------    ------------

EARNINGS (LOSS) BEFORE INCOME TAXES          460,621      (1,107,287)     (1,388,987)

INCOME TAX PROVISION (BENEFIT)               225,287        (417,102)       (535,226)
                                        ------------    ------------    ------------

NET EARNINGS (LOSS)                     $    235,334    $   (690,185)   $   (853,761)
                                        ============    ============    ============

NET EARNINGS (LOSS) PER COMMON SHARE:
  Basic                                 $        .16    $       (.54)   $       (.82)
                                        ============    ============    ============
  Diluted                               $        .16    $       (.54)   $       (.82)
                                        ============    ============    ============




See notes to financial statements.


DANIEL GREEN COMPANY

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                      Common Stock          Additional
                                                             Paid-In       Retained
                                 Shares         Amount       Capital       Earnings          Total
                                 ------         ------       -------       --------          -----

Balance, January 1, 1995        1,036,892   $  2,592,230   $       --     $  8,517,490    $ 11,109,720

Net loss, 1995                       --             --             --         (853,761)       (853,761)
                             ------------   ------------   ------------   ------------    ------------

Balance, December 31, 1995      1,036,892      2,592,230           --        7,663,729      10,255,959

Issuance of common stock          475,000      1,187,500        312,500           --         1,500,000

Net loss, 1996                       --             --             --         (690,185)       (690,185)
                             ------------   ------------   ------------   ------------    ------------

Balance, December 31, 1996      1,511,892      3,779,730        312,500      6,973,544      11,065,774

Issuance of common stock          186,437        466,093        428,803           --           894,896

Net earnings, 1997                   --             --             --          235,334         235,334
                             ------------   ------------   ------------   ------------    ------------

Balance, December 31, 1997      1,698,329   $  4,245,823   $    741,303   $  7,208,878    $ 12,196,004
                             ============   ============   ============   ============    ============



See notes to financial statements.


DANIEL GREEN COMPANY

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                              1997           1996           1995
                                                              ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                    $   235,334    $  (690,185)   $  (853,761)
  Adjustments to reconcile net earnings (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                            344,345        398,653        356,345
    Net pension credit                                      (204,496)       (94,132)      (101,340)
    Loss (gain) on sale of property and equipment             (2,950)        89,819           --
    Changes in assets and liabilities:
      (Increase) decrease in:
        Accounts receivable                                  860,650        628,346       (577,370)
        Inventories                                          (15,672)     2,446,540         70,437
        Other current assets                                 161,527        381,289       (519,272)
        Other noncurrent assets                                  276          4,948        (53,459)
        Prepaid pension expense                            2,579,865           --             --
        Prepaid benefit plan contribution                   (894,896)          --             --
      Increase (decrease) in:
        Accounts payable                                    (176,638)       168,148       (120,904)
        Accrued salaries and commissions                      30,638         (2,381)        25,199
        Accrued expenses                                    (143,771)       (38,762)       138,154
        Income taxes payable                                 421,389           --         (402,947)
        Net deferred tax liability                          (196,489)      (268,465)       (96,369)
                                                         -----------    -----------    -----------
      Net cash provided (used) by operating activities     2,999,112      3,023,818     (2,135,287)
                                                         -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                       (254,077)      (201,355)      (459,406)
  Proceeds from disposal of property and equipment             3,350         15,500           --
                                                         -----------    -----------    -----------
      Net cash used by investing activities                 (250,727)      (185,855)      (459,406)
                                                         -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) borrowings from line of credit           (2,318,054)    (3,763,874)     3,194,468
  Issuance of common stock                                   894,896      1,500,000           --
  Proceeds from notes payable                                200,000           --             --
  Repayments of notes payable                               (613,085)      (586,087)      (590,078)
  Principal payments under capital lease obligation          (23,480)        (4,551)        (3,486)
                                                         -----------    -----------    -----------
      Net cash (used) provided by financing activities    (1,859,723)    (2,854,512)     2,600,904
                                                         -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                              888,662        (16,549)         6,211

CASH, BEGINNING OF YEAR                                       13,213         29,762         23,551
                                                         -----------    -----------    -----------

CASH, END OF YEAR                                        $   901,875    $    13,213    $    29,762
                                                         ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
      Interest                                           $   502,354    $   847,649    $   954,646
                                                         ===========    ===========    ===========
      Income taxes                                       $     2,153    $      --      $    40,993
                                                         ===========    ===========    ===========


See notes to financial statements.

DANIEL GREEN COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

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

Property  and  Accumulated  Depreciation  -  Property  is stated  at cost,  less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals and betterments are charged to earnings as incurred. Replacements of significant items and major renewals and betterments are capitalized. Depreciation is computed using the straight-line method with useful lives as follows: Buildings and water plant - 10-67 years; machinery and equipment - 5-15 years. The Company regularly assesses its fixed assets for indications of impairment.

Income Taxes - Income taxes are provided on the earnings (losses) in the financial statements. Deferred income taxes are provided to reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned. Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of accounts receivable. Companies in the retail industry comprise a significant portion of the accounts receivable balance; collateral is not required. The risk associated with the concentration is limited due to the large number of retailers and their geographic dispersion.

New Accounting Pronouncements - The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share during the fourth quarter of 1997. This Statement requires dual presentation of basic and diluted earnings per share (EPS). 1996 and 1995 amounts have been restated to reflect this new Statement. The calculations for both basic and diluted EPS were based on income (loss) available to common stockholders of $235,334, $(690,185) and $(853,761) and a weighted average number of common shares outstanding of 1,512,570, 1,280,978 and 1,036,892 for December 31, 1997, 1996 and 1995,
respectively. Options to purchase shares of common stock were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components in financial statement format. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Items considered comprehensive income including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is currently evaluating what impact this statement will have on its disclosure.

Reclassifications - Certain 1996 and 1995 amounts have been reclassified to conform with 1997 presentations.

2.    INVENTORIES

Inventories as of December 31 consisted of the following:

                                      1997              1996             1995
                                      ----              ----             ----

Finished goods                     $ 6,153,858      $ 5,075,618      $ 7,477,851
Work-in-process                        374,484        1,351,945          782,291
Raw materials                        1,941,033        2,026,140        2,640,101
                                   -----------      -----------      -----------
Total                              $ 8,469,375      $ 8,453,703      $10,900,243
                                   ===========      ===========      ===========

3.    PROPERTY

Property as of December 31 consisted of the following:

                                           1997           1996           1995
                                           ----           ----           ----

Land                                    $   18,655     $   19,055     $   19,555
Buildings and water plant                3,356,209      3,251,913      3,251,913
Machinery and equipment                  5,565,199      5,427,711      5,415,774
                                        ----------     ----------     ----------
                                         8,940,063      8,698,679      8,687,242
Less accumulated depreciation            7,232,416      6,900,364      6,610,846
                                        ----------     ----------     ----------
Property - net                          $1,707,647     $1,798,315     $2,076,396
                                        ==========     ==========     ==========

4.    LEASES

The Company leases machinery, equipment, office space and retail outlet space generally under cancelable lease agreements which are classified as operating leases for financial reporting purposes. Rental expense was $115,641 in 1997, $296,399 in 1996, and $219,950 in 1995. The leases expire at various dates through 2001 and provide for the following minimum rentals:

                     1998                   $ 95,000
                     1999                     70,000
                     2000                     59,000
                     2001                     14,000
                                            --------
                    Total                   $238,000
                                            ========

5.    BENEFIT PLANS

Deferred Benefit Pension Plan

During 1997, the Company terminated it's defined benefit pension plan. On the date of the termination, the Company received cash totalling $3,579,585 which exceeded the carrying value of the prepaid pension expense of $2,579,865 resulting in a gain of $999,720. This gain was reduced by certain administrative expenses and an excise tax totalling $82,550 and $536,939, respectively, which resulted in a net gain on this transaction totalling $380,231. This amount is included in other (income) expense in the 1997 statement of operations. (See
Note 9).

The Company's defined benefit pension plan covered all regular employees and benefits were earned based on years of service and the employee's annual compensation over the entire service time. It had been the Company's policy to fund the maximum amount which can be deducted for federal income tax purposes. For 1997, 1996 and 1995 no contribution was allowed due to the full funding limitation of the Internal Revenue Code. The net pension credit included the following components:

                                           1997          1996           1995
                                           ----          ----           ----

Service cost                          $   187,277    $   285,204    $   201,635
Interest cost                             573,952        570,251        560,720
Actual return on plan assets             (835,865)    (1,003,253)    (1,271,440)
Net amortization and deferral            (129,860)        53,666        407,745
                                      -----------    -----------    -----------

Net pension credit                    $  (204,496)   $   (94,132)   $  (101,340)
                                      ===========    ===========    ===========

A reconciliation of the pension plan's funded status, determined as of the plan's year end, September 30, 1996 and 1995, with amounts recognized in the Company's balance sheet as of December 31 follows:

                                                                   1996            1995
                                                                   ----            ----
Actuarial present value of accumulated benefit obligation
(including vested benefits of 1996, $7,232,953;
1995, $7,250,866)                                               $  7,388,486    $  7,348,094
                                                                ============    ============

Plan assets at fair value, primarily listed stocks and bonds,
  and guaranteed investment contract                            $ 11,123,411    $ 10,662,651
Actuarial present value of projected benefit obligation           (8,595,110)     (8,779,025)
                                                                ------------    ------------

Plan assets in excess of projected benefit obligation              2,528,301       1,883,626

Unrecognized net (gain) loss from past experience
  different from that assumed                                       (173,434)        232,219
Prior service cost not yet recognized
  in net periodic pension cost                                       650,715         921,647
Unrecognized net asset as of October 1, 1985
  being recognized over 16 years                                    (630,213)       (756,255)
                                                                ------------    ------------

Prepaid pension expense                                         $  2,375,369    $  2,281,237
                                                                ============    ============

The following assumptions were used in determining the actuarial present value of the projected benefit obligation:

                                                             1996       1995
                                                             ----       ----

Discount rate                                                7.0 %      7.0 %
Rate of increase in future compensation levels               3.5 %      3.5 %
The expected long-term rate of return on plan assets         8.5 %      8.5 %


Defined Contribution Plan

During 1997, the Company established a defined contribution 401(k) savings plan ("the Plan") covering substantially all employees of the Company. The Company contributed $894,896 to the Plan during 1997 but had not allocated any of this amount to the Plan participants during the year ended December 31, 1997. This amount will be expensed as it is allocated to the participants, which is expected to occur over a three year period commencing in 1998.

6.    INCOME TAXES

The provision (benefit) for income taxes consists of:

                           1997               1996               1995
                           ----               ----               ----

Current:
  Federal               $ 415,574           $(156,500)         $(421,335)
  State                     6,202               3,112            (17,522)
                        ---------           ---------          ---------
                          421,776            (153,388)          (438,857)
                        ---------           ---------          ---------

Deferred:
  Federal                (247,762)           (211,581)           (34,603)
  State                    51,273             (52,133)           (61,766)
                        ---------           ---------          ---------
                         (196,489)           (263,714)           (96,369)
                        ---------           ---------          ---------

Total                   $ 225,287           $(417,102)         $(535,226)
                        =========           =========          =========


The difference between tax computed at the statutory U.S. federal income tax rate and the Company's effective tax rate is as follows:

                                           1997         1996         1995
                                           ----         ----         ----

Provision (benefit) at statutory rate   $ 156,600   $(376,500)   $(472,300)
State and other taxes, net of federal
  tax benefit                               2,400     (29,700)     (71,600)
Reduction of NYS NOL carryforward          13,200        --           --
Deferred tax rate rollout adjustment       32,800        --           --
Other                                      20,287     (10,902)       8,674
                                        ---------   ---------    ---------

Provision (benefit) for income taxes    $ 225,287   $(417,102)   $(535,226)
                                        =========   =========    =========



At December 31, 1997 the Company has approximately $454,000 of net operating loss carryforwards available for New York State tax purposes, which expire in 2011.

Components of the Company's deferred tax asset and liability as of December 31, 1997, 1996 and 1995 are as follows:

                                                      1997
                                          ---------------------------
                                             Current      Noncurrent
                                             -------      ----------
Assets

Non-deductible bad debt reserves          $    60,785    $      --
Uniform capitalization of inventory           104,660           --
Non-deductible sales allowances                29,250           --
Non-deductible inventory reserves              72,341           --
State net operating loss carryforward          20,270           --

Liabilities

Prepaid pension expense                          --         (349,010)
Depreciation                                     --         (262,716)
                                          -----------    -----------

Deferred tax asset (liability)            $   287,306    $  (611,726)
                                          ===========    ===========

                                                     1996
                                          ---------------------------
                                             Current      Noncurrent
                                             -------      ----------

Assets

Contributions carryover                   $    18,256    $      --
Non-deductible bad debt reserves               48,750           --
Uniform capitalization of inventory           159,352           --
Non-deductible sales allowances                29,250           --
State net operating loss carryforward         110,173           --
Federal net operating loss carryforward       260,916
Federal credit carryforwards                   13,100           --

Liabilities

Prepaid pension expense                      (897,990)          --
Depreciation                                     --         (262,716)
                                          -----------    -----------

Deferred tax liability                    $  (258,193)   $  (262,716)
                                          ===========    ===========

                                                     1995
                                          ---------------------------
                                             Current      Noncurrent
                                             -------      ----------

 Assets

Contributions carryover                   $     8,055    $      --
Non-deductible bad debt reserves               78,000           --
Uniform capitalization of inventory           122,283           --
Non-deductible sales allowances                29,250           --
Non-deductible inventory reserves              83,389           --
State net operating loss carryforward            --           56,677

Liabilities

Prepaid pension expense                          --         (889,682)
Depreciation                                     --         (277,346)
                                          -----------    -----------

Deferred tax asset (liability)            $   320,977    $(1,110,351)
                                          ===========    ===========

A valuation allowance has not been provided against the Company's deferred tax assets as of December 31, 1997, 1996 and 1995 since the Company believes it is more likely than not that the deferred tax assets will be realized in future years.

7.    NOTES PAYABLE

In 1997, the Company entered into a debt agreement from a new lender for a revolving line of credit ("revolver") and a mortgage/term loan.

Under the terms of the agreement, the borrowing base for the revolver is based on certain balances of accounts receivable and inventory, as defined in the agreement. The maximum credit amount under the revolver is $8,000,000, the interest rate is LIBOR plus 2.25% and the revolver will expire on April 30, 2000. The revolver is secured by accounts receivable, inventory, equipment and cash. The mortgage/term loan approximated $2,250,000, which represented the total amount owed by the Company under two notes payable to its previous lender as of December 31, 1996. The mortgage/term loan is secured by the Company's manufacturing facilities and totalled $1,676,192 as of December 31, 1997.

The balance owed under the Company's revolving line of credit as of December 31,
1997,   1996  and  1995  totalled   $2,219,802,   $4,537,856   and   $8,301,730,
respectively.

Long-term debt as of December 31 consisted of the following:

                                                      1997        1996         1995
                                                      ----        ----         ----

Note payable to bank in monthly principal
installments of $41,905 through April 2001;
interest is due monthly at LIBOR plus 2.25%       $1,676,192   $1,819,058   $1,961,906

Other notes payable                                  210,942       52,602       67,258

Note payable to bank in monthly principal
installments of $35,714, plus interest at LIBOR
plus 2.25%                                              --        428,559      857,142
                                                  ----------   ----------   ----------
                                                   1,887,134    2,300,219    2,886,306

Less:  Current portion                               562,030      591,979      591,129
                                                  ----------   ----------   ----------
Noncurrent portion                                $1,325,104   $1,708,240   $2,295,177
                                                  ==========   ==========   ==========


The aggregate principal payments of notes payable are as follows:


          1998                          $  562,030
          1999                             550,690
          2000                             543,835
          2001                             210,483
          2002                              20,096
          ----                          ----------
          Total                         $1,887,134
                                        ==========

The carrying value of the long-term notes payable to bank approximate fair value.

The line of credit and the notes payable contain certain financial covenants relative to working capital, tangible net worth, total debt to tangible net worth, and debt service coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received. The Company was not in compliance with the debt service coverage covenant as of December 31, 1997. On February 23, 1998, the Company obtained a waiver from the lender as of December 31, 1997.

Subject to the Company's lender's acceptance of the Company's 1998 business plan, the Company's lender has agreed to review, with the intent of revising, the debt service coverage covenant of 1998 which if achieved, should allow for the Company to be in compliance during 1998.

 8. STOCKHOLDERS' EQUITY

Stock Option Plan - The Company has reserved 100,000 shares of its common stock for issuance under the Company's Stock Incentive Plan which was adopted in 1995. The price at which options can be exercised shall be at least $1 more than 100% of the fair market value of the Company's stock on the date of grant; for an optionee who at the time of grant owns more than 10% of the Company's stock, the price at which options can be exercised shall be at least $1 more than 110% of the fair market value of the Company's stock on the date of grant.

The stock option activity for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                   1997        1996       1995
                                                   ----        ----       ----

Options outstanding, beginning of year            22,500      17,500        --

Options granted                                    2,000      10,000      17,500
Options cancelled                                 (2,500)     (5,000)       --
                                                 -------     -------     -------

Options outstanding, end of year                  22,000      22,500      17,500
                                                 =======     =======     =======

Options exercisable, end of year                  14,500      12,500      17,500
                                                 =======     =======     =======


The Company also granted 25,000 stock options in 1997, separate from the Company's Stock Incentive Plan, to a majority stockholder. These options are all outstanding and exercisable at December 31, 1997. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, effective January 1, 1996. As permitted by that standard, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock-based compensation. Pro forma information regarding net income (loss) and related per share amounts as required by SFAS No. 123 is not material.

Issuance of Common Stock - The Company issued 186,437 shares of common stock to the Company's newly formed 401(k) plan in the fourth quarter of 1997. The sales price per common stock was $4.80, which was based on an independent appraisal, resulting in cash proceeds of approximately $900,000 to the Company.

9.    OTHER (INCOME) EXPENSE

Other (income) expense in 1997 consisted of the following:

Gain on termination of pension plan (see Note 5)                      $(380,231)

Severance expense                                                       198,499
                                                                      ---------
                                                                      $(181,732)
                                                                      =========

During 1997, the Company terminated five salespeople as a result of changes the Company made in its sales department and related compensation structure. The severance amount related to these individuals totalled $198,499.

During 1996, the Company recorded other expenses of approximately $497,000 in the statement of operations for items considered by management to be of a nonrecurring nature. These expenses included legal fees and a settlement cost relative to a patent infringement lawsuit $(53,000), costs associated with the closing of a sales office and two outlet stores $(191,000), costs incurred to eliminate nontraditional footwear styles from the Company's product line $(118,000), professional fees associated with financial advisory and investment banking services $(114,000) and various other costs $(21,000).


In the fourth quarter of 1995, the Company recorded an expense of $511,686 for a write-off of certain raw materials inventory associated with a decision to discontinue the production of certain styles of footwear.


Quarterly Financial & Market Data

Summarized quarterly financial data for 1997 and 1996 (Unaudited)

1997                      March 31          June 30          September 30      December 31
----                      --------          -------          ------------      -----------

Net sales              $ 3,819,009        $ 3,850,881        $ 5,610,869       $ 6,382,383
Gross profit
on sales                   871,760          1,300,041          1,544,624         1,267,329
Net income
(loss)                    (348,737)          (114,653)            45,135           653,589
Net income
(loss) per
common share                 (0.23)             (0.07)              0.03              0.43
NASDAQ high bid              4 1/4              3 7/8              3 7/8             4 3/4
NASDAQ low bid               3 5/8              3 7/8              3 1/2             2 3/4



1996                      March 31          June 30          September 30      December 31
----                      --------          -------          ------------      -----------

Net sales              $ 3,763,545        $ 4,020,072        $ 7,341,607       $ 7,935,500
Gross profit
on sales                   898,738            968,951          1,974,810           813,435
Net income
(loss)                    (399,075)          (315,066)           196,508          (172,552)
Net income
(loss) per
common share                 (0.38)             (0.30)              0.13             (0.11)
NASDAQ high bid              4 1/8              3 1/2              3 3/4             3 3/4
NASDAQ low bid               3 5/8              2 1/2              3 1/8             2 7/8

Based on records maintained by the Transfer Agent, BankBoston, Boston Equiserve, the number of shareholders of record was 584 at year end.




Selected Financial Data


                           1997            1996             1995            1994           1993
                           ----            ----             ----            ----           ----

Net sales              $ 19,663,142    $ 23,060,724    $ 23,560,772    $ 23,214,609   $ 24,125,228
Income (loss)
from continuing
operations                  235,334        (690,185)       (853,761)        635,328        293,423
Total assets             18,162,873      19,564,827      23,571,961      22,205,778     20,414,652
Long-term debt            1,325,104       1,708,240       2,306,093       2,894,413      1,317,232
Income (loss)
from continuing
operations
per common share                .16            (.54)          (.82)             .61            .28

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

Officers
--------

James R. Riedman
   Chairman & Chief Executive Officer

W. Lee Bynon
   Vice President of Sales

Stanley W. Kabot
   Chief Financial Officer & Treasurer

John B. French, Esq.
   Clerk


Directors
---------

Edward Bloomberg
   Independent Investment Advisor

Steven DePerrior
   Principal
   Burke Group

William L. Fay
   President
   Faytex Corp.

John B. French, Esq.
   Partner
   Sullivan & Worcester

David T. Griffith
   President
   M. Griffith, Inc.

Gregory Harden
   President
   Harden Furniture

Gary E. Pflugfelder
   Sales Consultant

James R. Riedman
   President
   Riedman Corporation