Form 10KSB, Exhibit 13
period 1998-12-31
GREEN DANIEL CO
filed 1999-03-31
CIK 26820

EXHIBIT 13

To Our Stockholders:

1998 marked the beginning of the "Rebuilding and Turnaround" of the Daniel Green Company. I would like to break my remarks into two key areas. First, I would like to specifically address the operating results for 1998 and where we currently are as a company. Secondly, I would like to share with you the rebuilding and turnaround process that we have begun to implement for the future of a strong and successful Daniel Green Company.

Current Position and Results

In 1998, sales declined 26% to $14.6 million. A significant part of the decrease is the result of lower shipments of footwear to a couple of key customers that market consigned, low margin items with rather high levels of returned merchandise. Decisions were made to eliminate this type of unprofitable business.

Selling and administrative expenses increased approximately $1.9 million or 45% during the year. This increase reflects donations of defective/discontinued merchandise amounting to $640,000 and investments of $410,000 to update the Company image and establish a new corporate identity. Other significant items contributing to the increase included $480,000 for a cost reduction services consultant and $337,000 of 401(k) contributions. Also included in expenses are severance payments supporting the reorganization.

The divestiture of manufacturing operations commenced during 1998, as the Company ceased operations in two separate facilities. In addition, $212,000 was expensed in 1998 for obsolete computer software. Total related expenses represented charges of $938,000 in 1998.

Inventories were evaluated, defective, discontinued, and old age inventories of raw and finished goods were marked down, and a charge of $2.7 million was realized during the year. Inventory levels decreased $3.0 million in 1998. This was due, in part, to the shut down of production during the year.

Our cash management efforts were aggressively intensified during the year. Total debt was paid down significantly during the year. Total debt at the end of the year was approximately $2.5 million, compared to $4.1 million at the end of 1997, for an overall decrease of 39%.

All in all, 1998 was the beginning of a major clean up of our Company from top to bottom in order to position ourselves for profitable future growth.

Rebuilding for the Future

People
To begin with, key personnel changes were made at all levels of the Company during 1998. I believe the single most important ingredient for the success of turning around a business such as ours will be our ability to attract and recruit those qualified individuals who will become key contributors on our team. A new Senior Management team was established during the year and is ready to begin the process of rebuilding the Daniel Green Company to its once dominant position within the marketplace.

Strategic Direction
The first matter of business was to establish what the Company's strategic profile would be in the future. As a result of hours of formalized strategic meetings, and soul searching, our team developed the strategic profile for the Company.
     o Our Business Concept: Daniel Green's strategy is to market and develop slipper-designed footwear. We will strive to offer value-added, distinctive products that are tailored to the needs of the end users of high potential and growing mid to top tier channels where we can leverage our slipper technologies.

     o    Driving Force: "Product Concept" (Shift away from Manufacturing)

     o Areas of Excellence: Product Development, Marketing Awareness, and Sales Relationship Building

Design/Development
We established a new design and development team in 1998. In past years, Daniel Green has carried over up to 90% of prior year product vs. the industry average of 30%. This reinforces the importance of constantly filling the new product pipeline with footwear that will incite fresh interest and strong demand each and every selling season. Steps were taken during the year to focus all Company efforts on Slipper Designed Footwear to build a defensible market position. These early investments in product design should become more evident in the financial statements starting in the second half of 1999.

Marketing
Our next Company priority was a substantial shift in marketing strategy. While retaining the positive associations inherent in our fine brand name, we set out to completely update our overall image. We have repositioned the brand for the 21st century. We reached out to consumers, launching a full e-commerce site: www.DanielGreenCo.com. On this site, visitors can check out our products by selling season and either order on-line or locate the nearest retail outlets stocking their favorite styles. All data from our on-line site is warehoused, which will allow us to gain new marketing insights into our end user customer base.

Sales
In order to rebuild and grow our business for the long-term, several sales management appointments were announced in late 1998. These appointments ensure our ability to focus our Company efforts and resources into key channels of distribution. In addition to restructuring our sales force, we established an aggressive commission system to energize sales activities. I am confident that our revamped sales team will perform very well for the Daniel Green Company in the years ahead.

Operations
Key personnel have been brought in for a transitional task force that will move the company from a manufacturing based operation to a fully sourced operation. These individuals bring with them a wealth of experience and expertise in turnaround situations such as ours.

The Road Ahead
Our long-term turnaround plan is essentially divided into three phases, each lasting about 12 months. The first phase occurred this year by getting our organizational and operational issues in place. The second phase focuses on the full transformation of becoming a completely sourced organization competitive in the world marketplace vs. a domestic manufacturer. The final phase will represent a full return to profitability when we began to deliver quality goods and services that are recognized as a value in the marketplace. We have made significant progress in design, marketing, sales, and balance sheet management, and have a good running start at improving operations for the future.

Finally, I would like to thank all the dedicated employees at Daniel Green for assisting with the numerous changes we made in 1998 as we started the turnaround process.

Sincerely,



Greg Alan Tunney
President & Chief Operating Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales
Net sales declined 26% in 1998, to $14.6 million, from $19.7 million in 1997. Compared to 1996, net sales for 1998 are down by 37%. A significant part of this decrease is the result of lower shipments of footwear to two major customers that market consigned, low margin items with rather high levels of returned merchandise. Ten major customers represented 45% of the Company's business in 1998. These same customers represented 40% of sales in 1997 and 39% in 1996.

From a sales mix standpoint, slippers represented 66% of our sales, while casual and private label footwear accounted for 23% and 11%, respectively, during the year. In 1997, 55% of our sales were slippers, 29% casual footwear, and 16% private label. The sales content in 1996 was 59% slippers, 26% casual footwear, and 15% private label.

Sourced footwear continues to influence our sales numbers. In 1998, these products accounted for approximately $4.1 million or 28% of sales, compared to $4.1 million or 20.8% in 1997. In 1996, these products accounted for approximately $1.4 million or 6.1% of sales.

Expenses
Cost of goods sold, as a percentage of net sales, was 83% in 1998, compared to 75% in 1997 and 80% in 1996. Cost of goods sold reflects the direct costs of footwear sold, manufacturing variances from pre-determined cost standards, adjustments to the value of inventory on hand and the amount of material purchased and labor spent to make the Company's products. In 1998, the Company produced 35% fewer shoes, approximately 326,000 pairs less than last year. Driven by lower production volumes, purchases of raw material were down by 55%, and production labor decreased by 46%, while manufacturing overhead expenses were 9% lower than last year. A lower sales volume and associated direct costs of labor, material and overhead also contributed to a lower cost of goods sold aggregate dollar amount in 1998.

The gross profit margin for 1998 was 17%, compared to 25% in 1997 and 20% in 1996. The $2.5 million gross profit decline in 1998 from 1997 was primarily due to the $1.3 million lower gross profit related to the lower sales volume, reserving an incremental $.9 million for slow moving/obsolete/defective inventory, and writing-off $357,000 of raw material inventory associated with discontinuing the production of certain styles of footwear.

Selling, general and administrative expenses for 1998 increased approximately $1.9 million or 45% to approximately $6.1 million, from approximately $4.2 million in 1997. Compared to 1996, selling, general and administrative expenses are approximately $1.6 million higher. This increase in 1998 reflects donations of defective/discontinued merchandise amounting to $640,000. This served to eliminate dated inventory without having it deep discounted in the United States. Investments amounting to $410,000 to update the Company image and establish a new corporate identity with a new logo, updated packaging, artwork for a new display booth, a full e-commerce site, enhanced advertising and public relations, and senior level visits to foreign suppliers also contributed to the increase over 1997. Other significant items contributing to the increase over 1997 include: $480,000 paid to a cost reduction services consultant, $337,000 of 401(k) contribution expenses related to 1998, and payments of approximately $102,000 to the former President and Chief Operating Officer. To a large extent, the benefits associated with the aforementioned investments will be incurred starting in 1999.

Several notable items that increased administrative expenses in 1997 over 1996 include: Company contributions to the new 401(k) plan, computer training and network services, and outside professional fees. In the second quarter of 1997, the Company began to reorganize its field sales force. This action resulted in the separation of five salespeople and charges of approximately $198,000 in 1997. Likewise, in 1996, the Company identified and reported items of approximately $497,000 that were nonrecurring in nature.

During 1997, the Company terminated its defined benefit pension plan. This transaction resulted in a 1997 gain totaling approximately $380,000, and this amount is reflected as other income in the 1997 statement of operations. Prior to termination, the Company recorded income from this plan of approximately $204,000 in 1997, which did not recur in 1998.

The Company contributed cash to the new 401(k) plan in 1997. These funds were used to purchase 186,437 shares of common stock in the Company, totaling $894,896, or $4.80 per share. The $4.80 share value was established by an independent stock valuation consultant retained by the Company. The stock purchased by the 401(k) plan was allocated to participating employees beginning in the 1998 plan year and will continue over the next two years. Compensation expense will be recognized as the shares are allocated to the participants, which is expected to occur over a three year period which began in 1998. The amount allocated to participants during the year ended December 31, 1998 was $337,000 (69,993 shares).

Current levels of production have fallen below available capacity. Prior to 1998, the Company rationalized its manufacturing operations and ceased production in two separate facilities. A third facility will cease production and be vacated by June 30, 1999. Accordingly, the Company has recognized a $572,000 expense for impaired assets and a $153,000 liability related to lease commitments for equipment used in these facilities that expire at various dates subsequent to June 30, 1999. Imports are handled in a separate facility. Additionally, the Company recognized a $212,000 expense for impaired computer information system assets resulting from the decision to replace major components of the current computer information system by the end of the third quarter 1999 with the intent to comply with year 2000 requirements.

Operating (Loss) Income
Operating (loss) income changed significantly in 1998, compared to 1997 and 1996, and is directly related to the items discussed above.

Interest  Expense
Interest expense is down by approximately $248,000 in 1998 and is 46% lower than in 1997 and 64% than in 1996. This decrease is due to lower borrowing levels and lower financing rates. On April 14, 1997, the Company entered into a new credit arrangement with Key Bank National Association, which provides the Company with a three-year credit facility bearing interest at LIBOR plus 2.25%.

Income Tax Provision
The Company's income tax benefit was approximately $1.1 million in 1998, from a tax provision of approximately $225,000 in 1997 and a tax benefit of approximately $417,000 in 1996. The increase in taxes in 1997 principally relates to the reportable gain after terminating the defined pension plan and in part from the income realized from operations.

The effective tax rate was 24% in 1998. In 1997, the effective tax rate was 49% versus a tax benefit rate in 1996 (due to the loss that year) of 38%. The low tax rate in 1998 reflects a valuation allowance, and the high tax rate for 1997 reflects the tax accounting for permanent book to tax differences and adjustments to deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes.

At December 31, 1998, the Company has approximately $700,000 of federal net operating loss carryforwards which expire in 2018. The Company has an AMT credit carryforward of approximately $49,000, which will never expire. The Company has approximately $2.4 million of net operating loss carryforwards available for New York State tax purposes, which begin to expire in 2011. Due to the uncertainty of the realization of certain tax carryforwards, the Company has established a valuation allowance against these carryforward benefits in the amount of $500,000.

In computing the tax provision for 1997, the Company applied and used all of its federal net operating loss carryforwards. At the end of 1997, the Company still had approximately $454,000 left in net operating loss carryforwards that could be used for New York State tax reporting purposes. From a historical perspective, a limited amount of the Company's sales are in New York State, thereby impacting the utilization of New York State loss carryforwards.

Net (Loss) Earnings
The net loss for 1998 was approximately $3.7 million, or $2.39 per share, compared with last year's performance of after-tax earnings of approximately $235,000, or $.16 per share. The Company had a net loss of approximately $690,000, or $.54 per share, in 1996.

Financial Condition
Once again in 1998 (as in 1997 and 1996), total debt has been drastically reduced. Total debt consists of notes payable, the line of credit and capital lease obligations. At December 31, 1998, total debt was approximately $2.5 million, compared with approximately $4.1 million at December 31, 1997, for an overall decrease of 39%. At December 31, 1996, the Company's total debt was approximately $6.9 million. The 1998 total debt was reduced by cash generated from operating activities, and by regular repayments of the debt. Total debt in 1997 was reduced by the proceeds from terminating the Company's defined benefit plan, by cash generated from operating activities, and by regular repayments of the debt.

Inventory levels decreased $3.0 million from 1997 to 1998 and, in comparison to 1996, are approximately $2.4 million lower. Finished goods decreased significantly in 1998 to approximately $4.4 million, as compared to approximately $6.2 million in 1997. In 1998, raw materials decreased approximately $945,000 to $996,000. Work-in-process for 1998 also decreased significantly from approximately $374,000 to $83,000. In 1996, the finished goods inventory amounted to approximately $5.1 million or approximately $700,000 higher than in 1998. The number of days of inventory declined from 208 days at December 31, 1997 to 162 days at December 31, 1998, due, in part, to the increase in the inventory reserves and a shut down of production that occurred during the year. There were 165 days of inventory at December 31, 1996. Accounts receivable decreased by approximately $1.5 million or 27% from 1997 and decreased 36% or $2.4 million in comparison to 1996. Accounts receivable days decreased from 105 days at December 31, 1997 to 104 days at December 31, 1998. There were 103 days of accounts receivable at December 31, 1996.

During 1998, the Company generated approximately $1.1 million in cash flow from operating activities. In 1997 and 1996, the Company generated approximately $3.0 million. The principal components of cash flow from operations were decreases in accounts receivable and inventory, increases in accounts payable, partially offset by the net loss, income taxes receivable, accrued liabilities, income taxes payable, and deferred tax asset/liability. Working capital at the end of 1998 was approximately $6.8 million, which was approximately $4.6 million lower than at the end of 1997. In 1997, this working capital number was impacted by the cash amount of $894,896, related to the sale of Company stock to the 401(k) plan. Subsequently, in 1998, the cash was applied against the Company's revolving line of credit with Key Bank National Association. The Company's current ratio, the relationship of current assets to current liabilities, decreased to 2.93:1 at the end of 1998, from 3.83:1 at the end of 1997, and increased from 2.34:1 at the end of 1996.

Capital expenditures in 1998 totaled approximately $341,000 and were principally used for the purchase of a new show booth, a new CAD system, and other computer systems and software. In 1997, capital expenditures totaled approximately $254,000 and were principally used for the purchase of new computer systems and software, and repairs made to the Company's buildings. Capital expenditures in 1996 totaled approximately $201,000 and were utilized primarily for computer systems and software, furniture and fixtures, and lasts for new footwear styles.

The Company's revolving and term loan credit agreements contain covenants which, among other things, require the Company to maintain a certain number of financial ratios. As of December 31, 1998, the Company was in violation of three bank covenants related to the maintenance of an established debt-service coverage ratio, a minimum tangible net worth level and a minimum working capital level. The Company has not obtained waivers from the bank on these financial covenants which resulted in classifying all the related debt as a current liability at December 31, 1998. In 1999, the Company is exposed to a higher interest rate with financial penalty at least until the Company obtains waivers, cures the violations, or establishes new financing.

Except for the historical information contained herein, the matters discussed in this annual report are forward looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Year 2000
The Company currently uses software and related computerized information systems that will be affected by the date change in the year 2000. The Company believes it does not have any significant non-information technology systems that will be affected by the change in the year 2000. Based on its assessment, the Company has determined that it will replace or upgrade major portions of its computer hardware and software so that its computer systems will properly use and recognize dates beyond December 31, 1999. Based on information compiled by the Company, the Company believes that the costs of addressing the year 2000 issue will be between $850,000 and $1.0 million. The Company is in the process of establishing long-term financing for these costs. Other factors that may affect the Company's costs in addressing the year 2000 issue include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties. The Company expects to complete all year 2000 programming changes prior to the fourth quarter of 1999. The estimated costs of, and time frame related to, this project are based on estimates of the Company's management, and there can be no assurance that actual costs will not differ materially from the current expectations. In addition, the Company's ability to interface with its customers, particularly with respect to EDI programs, may be impacted by the failure of its customers to make the appropriate upgrades or modifications to their programs to address the year 2000 issue. The Company relies on third-party suppliers for products and services. If these suppliers do not adequately address the impact of the year 2000 on their own systems and products in a timely manner, it may be necessary for the Company to secure alternate vendors to supply these required products and services. The Company believes that its most significant risk regarding the year 2000 issue is that its customers, suppliers or service providers may not be year 2000 compliant. Currently, the Company does not have a contingency plan in place to address this risk. Nevertheless, the Company does not expect that the costs of addressing potential problems relating to the year 2000 issue will have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. While the Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner, which includes developing a contingency plan by the end of the second quarter of 1999, if such processing issues are not resolved in a timely manner, the year 2000 issue could have a material impact on the operations and financial condition of the Company.

Statements of Operations
Years ended December 31,                              1998              1997           1996

Net sales                                         $ 14,610,867    $ 19,663,142    $ 23,060,724
----------------------------------------------------------------------------------------------
Operating expenses:
Cost of goods sold                                  12,172,075      14,679,388      18,404,790
Selling and administrative expenses                  6,043,475       4,165,379       4,445,901
Other expense (income)                                 937,830        (181,732)        497,230
----------------------------------------------------------------------------------------------
Total operating expenses                            19,153,380      18,663,035      23,347,921
----------------------------------------------------------------------------------------------
Operating (loss) income                             (4,542,513)      1,000,107        (287,197)
Interest expense                                       291,544         539,486         820,090
----------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                 (4,834,057)        460,621      (1,107,287)
Income tax (benefit) provision                      (1,141,368)        225,287        (417,102)
----------------------------------------------------------------------------------------------
Net (loss) earnings                               $ (3,692,689)   $    235,334    $   (690,185)
==============================================================================================
Net (loss) earnings per common share:
Basic                                             $      (2.39)   $        .16    $       (.54)
==============================================================================================
Diluted                                           $      (2.39)   $        .16    $       (.54)
==============================================================================================

See notes to financial statements.

Statements of Stockholders' Equity
Years ended December 31, 1998, 1997 and 1996


                                             Common Stock       Additional                    Treasury Stock
                                        ---------------------    Paid-In      Retained     --------------------
                                        Shares         Amount    Capital      Earnings      Shares       Amount            Total
                                        -------------------------------------------------------------------------------------------
Balance, January 1, 1996                1,036,892   $2,592,230   $   --    $ 7,663,729         --      $      --       $ 10,255,959
Issuance of common stock                  475,000    1,187,500    312,500         --           --             --          1,500,000
Net loss, 1996                               --           --         --       (690,185)        --             --           (690,185)
                                        -------------------------------------------------------------------------------------------
Balance, December 31, 1996              1,511,892    3,779,730    312,500    6,973,544   11,065,774
Issuance of common stock                  186,437      466,093    428,803         --           --             --            894,896
Purchase of shares for Company
sponsored defined
contribution plan                            --           --         --           --       (186,437)      (894,896)        (894,896)
Net earnings, 1997                           --           --         --        235,334         --             --            235,334
                                        -------------------------------------------------------------------------------------------
Balance, December 31, 1997              1,698,329    4,245,823    741,303    7,208,878     (186,437)      (894,896)      11,301,108
Purchase of treasury stock                   --           --         --           --         (7,165)       (34,392)         (34,392)
Allocation of shares in Company
sponsored definedcontribution plan           --           --         --           --         69,993        336,965          336,965
Net loss, 1998                               --           --         --     (3,692,689)        --             --         (3,692,689)
                                        -------------------------------------------------------------------------------------------
Balance, December 31, 1998              1,698,329   $4,245,823   $741,303  $ 3,516,189     (123,609)   $  (592,323)    $  7,910,992
                                        ===========================================================================================

See notes to financial statements.

Balance Sheets

As of December 31,                                                     1998                    1997
-------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                           $      7,300             $    901,875
   Accounts receivable (less allowances of $250,000a
     in 1998 and $231,000 in 1997)                                   4,205,979                5,721,431
   Inventories, net                                                  5,480,899                8,469,375
   Deferred income tax asset                                           164,124                  287,306
   Other current assets                                                 50,275                   65,656
   Income taxes receivable                                             387,142                     --
-------------------------------------------------------------------------------------------------------
Total current assets                                                10,295,719               15,445,643
Property - net                                                         907,067                1,707,647
Other assets:
   Other assets                                                         69,399                  114,687
   Deferred income tax asset                                           267,905                     --
-------------------------------------------------------------------------------------------------------
Total other assets                                                     337,304                  114,687
-------------------------------------------------------------------------------------------------------
Total assets                                                      $ 11,540,090             $ 17,267,977
=======================================================================================================

Liabilities and stockholders' equity
Current liabilities:
   Note payable - line of credit                                  $  1,144,092             $  2,219,802
   Accounts payable                                                    833,177                  303,492
   Accrued salaries and commissions                                     21,242                  240,065
   Accrued expenses                                                    301,802                  283,261
   Notes payable - current                                           1,212,424                  562,030
   Income tax payable                                                     --                    421,389
-------------------------------------------------------------------------------------------------------
Total current liabilities                                            3,512,737                4,030,039
Notes payable - noncurrent                                             116,361                1,325,104
Deferred income tax liability - noncurrent                                --                    611,726
-------------------------------------------------------------------------------------------------------
Total liabilities                                                    3,629,098                5,966,869
Stockholders' equity:
   Common stock - $2.50 par value: authorized 4,000,000 shares;
   1998: 1,698,329 shares issued, 1,574,720 shares outstanding;
   1997: 1,698,329 shares issued, 1,511,892 shares outstanding       4,245,823                4,245,823
   Additional paid-in-capital                                          741,303                  741,303
   Retained earnings                                                 3,516,189                7,208,878
-------------------------------------------------------------------------------------------------------
                                                                     8,503,315               12,196,004
Less:  Treasury stock at cost, 123,609 shares in 1998
   and 186,437 in 1997                                                (592,323)                (894,896)
-------------------------------------------------------------------------------------------------------
Total stockholders' equity                                           7,910,992               11,301,108
-------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                        $ 11,540,090             $ 17,267,977
=======================================================================================================

See notes to financial statements.

Statements of Cash Flow

Years ended December 31,                                                  1998           1997           1996
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net (loss) earnings                                                $(3,692,689)   $   235,334    $  (690,185)
  Adjustments to reconcile net (loss) earnings to net
    cash provided by operating activities:
    Depreciation and amortization                                        355,016        344,345        398,653
    Net pension credit                                                      --         (204,496)       (94,132)
    Loss on impairment of assets                                         784,581           --             --
    (Gain) loss on sale of property and equipment                        (11,515)        (2,950)        89,819
    Contribution to defined contribution plan                               --         (894,896)          --
    Allocation of shares in defined contribution plan                    336,965           --             --
Changes in assets and liabilities:
(Increase) decrease in:
    Accounts receivable                                                1,515,452        860,650        628,346
    Inventories                                                        2,988,476        (15,672)     2,446,540
    Other current assets                                                  15,381          3,823         80,106
    Income taxes receivable                                             (387,142)       157,704        301,183
    Other noncurrent assets                                               45,288            276          4,948
    Prepaid pension expense                                                 --        2,579,865           --
Increase (decrease) in:
    Accounts payable                                                     529,685       (176,638)       168,148
    Accrued salaries and commissions                                    (218,823)        30,638         (2,381)
    Accrued expenses                                                      18,541       (143,771)       (38,762)
    Income taxes payable                                                (421,389)       421,389           --
    Deferred tax asset/liability                                        (756,449)      (196,489)      (268,465)
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              1,101,378      2,999,112      3,023,818
==============================================================================================================
Cash flows from investing activities:
    Purchases of property and equipment                                 (341,191)      (254,077)      (201,355)
    Proceeds from disposal of property and equipment                      13,689          3,350         15,500
--------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                   (327,502)      (250,727)      (185,855)
==============================================================================================================
Cash flows from financing activities:
    Net payments on line of credit                                    (1,075,710)    (2,318,054)    (3,763,874)
    Issuance of common stock                                                --          894,896      1,500,000
    Purchase of treasury stock                                           (34,392)          --             --
    Proceeds from notes payable                                             --          200,000           --
    Repayments of notes payable                                         (558,349)      (613,085)      (586,087)
    Principal payments under capital lease obligation                       --          (23,480)        (4,551)
--------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                 (1,668,451)    (1,859,723)    (2,854,512)
==============================================================================================================
Net (decrease) increase in cash                                         (894,575)       888,662        (16,549)
Cash, beginning of year                                                  901,875         13,213         29,762
--------------------------------------------------------------------------------------------------------------
Cash, end of year                                                    $     7,300    $   901,875    $    13,213
==============================================================================================================
Supplemental cash flow information: Cash paid during the year for:
    Interest                                                         $   369,214    $   502,354    $   847,649
--------------------------------------------------------------------------------------------------------------
    Income taxes                                                     $   436,628    $     2,153    $      --
==============================================================================================================

See notes to financial statements.

Notes to Financial Statements Years ended December 31, 1998, 1997 and 1996

1. Description Of Business And Summary Of Significant Accounting Policies Description of Business - The Company is engaged in the manufacture, import and sale of leisure footwear. Sales are made principally to retailers in the United States.

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

Inventories- Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property  and  Accumulated  Depreciation  -  Property  is stated  at cost,  less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals and betterments are charged to earnings as incurred. Replacements of significant items and major renewals and betterments are capitalized.
Depreciation is computed using estimated useful lives under the straight-line method. The Company regularly assesses its fixed assets for indications of impairment. (See Note 8.)

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

Earnings Per Share - The calculations for both basic and diluted EPS were based on (loss) earnings available to common stockholders of $(3,692,689), $235,334 and $(690,185) and a weighted average number of common shares outstanding of 1,547,608, 1,511,892 and 1,280,978 for December 31, 1998, 1997 and 1996,
respectively. Options to purchase shares of common stock were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

New Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which became effective for the Company in 1998. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components in financial statement format. Compre-hensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Items considered comprehensive income include foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has no components of comprehensive income other than net income.

In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which is effective for the Company in 1998. The Statement requires enterprises to report certain financial information on operating segments, products and services, geographic areas in which they operate and their major customers that would be determined based on the Company's internal reporting. The Company operates in only one business segment. In addition, the Company's internal reporting does not make it practicable to provide information on net sales earned from different styles of footwear or from different geographic locations. Long-lived assets are entirely located in the United States. There is no single customer that accounts for 10 percent or more of the Company's net sales.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives. SFAS No. 133 is effective for the Company in the year 2000. Currently, since the Company does not use derivative instruments, management has determined that this Statement will have no effect on its financial statements.

Reclassifications - The value of unallocated shares in the Company sponsored defined contribution plan totaling $894,896 as of December 31, 1997, which was previously included in long-term assets, has been classified as a separate component within stockholders' equity. (See Note 4.)

2. Inventories
Inventories, net of reserves, as of December 31 consisted of the following:

                                              1997              1998
-----------------------------------------------------------------------
Finished goods                            $4,402,186         $6,153,858
Work-in-process                               82,795            374,484
Raw materials                                995,918          1,941,033
-----------------------------------------------------------------------
Total                                     $5,480,899         $8,469,375
=======================================================================

3. Property
Property as of December 31 consisted of the following:
                                               1998              1997

Land                                      $   18,655         $   18,655
Buildings and water plant                  2,541,849          3,356,209
Machinery and equipment                       38,594          3,964,228
Computers                                    378,776            632,324
Vehicles                                      74,011            107,070
Furniture and fixtures                     1,035,361            861,577
-----------------------------------------------------------------------
                                           4,087,246          8,940,063
Less accumulated depreciation              3,180,179          7,232,416
-----------------------------------------------------------------------
Property - net                            $  907,067         $1,707,647
=======================================================================
During 1998, the Company recorded an asset impairment.  (See Note 8.)

4. Benefit Plans
Defined Contribution Plan
During 1997, following the termination of its defined benefit plan, the Company established a defined contribution 401(k) savings plan ("the Plan") covering substantially all employees of the Company. In 1997, the Company contributed cash of $894,896 to the Plan which was recorded as a long-term asset.
Subsequently, in December 1997, the Plan acquired 186,437 shares of the Company's common stock at a price per share of $4.80, which was based on an independent appraisal. There were no allocated shares as of December 31, 1997. The unallocated shares in the Plan have been reclassified from long-term assets and are now recorded as treasury stock in stockholders' equity. Compensation expense will be recognized as the shares are allocated to the participants, which is expected to occur over a three year period which began in 1998. The amount allocated to participants during the year ended December 31, 1998 was $336,965 (69,993 shares). In addition, the Company's matching contribution to the Plan totaled $74,178 and $75,811 in 1998 and 1997, respectively.

Defined Benefit Pension Plan
During 1997, the Company terminated its defined benefit pension plan. Immediately prior to the termination, the projected benefit obligation and plan assets totaled $7,937,856 and $11,517,441, respectively. On the date of the termination, the Company received cash totaling $3,579,585, which exceeded the carrying value of the prepaid pension expense of $2,579,865, resulting in a gain of $999,720. This gain was reduced by certain administrative expenses and an excise tax totaling $619,489, which resulted in a net gain on this transaction totaling $380,231. This amount is included in other (income) expense in the 1997 statement of operations. (See Note 8.)

The Company's defined benefit pension plan covered all regular employees, and benefits were earned based on years of service and the employee's annual compensation over the entire service time. It had been the Company's policy to fund the maximum amount which could be deducted for federal income tax purposes. For 1997 and 1996, no contribution was required due to the full funding limitation of the Internal Revenue Code.

The net pension credit for 1997 and 1996 included the following components:

                                            1997                  1996

Service cost                           $   187,277           $   285,204
Interest cost                              573,952               570,251
Actual return on plan assets              (835,865)           (1,003,253)
Net amortization and deferral             (129,860)               53,666
------------------------------------------------------------------------
Net pension credit                     $  (204,496)          $   (94,132)
========================================================================

5. Income Taxes
The provision (benefit) for income taxes consists of:

                                    1998           1997           1998
Current:
   Federal                     $  (387,142)   $   415,574    $  (156,500)
   State                             2,223          6,202          3,112
------------------------------------------------------------------------
                                  (384,919)       421,776       (153,388
------------------------------------------------------------------------
Deferred:
   Federal                      (1,095,235)      (247,762)      (211,581)
   State                          (161,214)        51,273        (52,133)
   Valuation allowance             500,000           --             --
------------------------------------------------------------------------
                                  (756,449)      (196,489)      (263,714)
------------------------------------------------------------------------
Total                          $(1,141,368)   $   225,287    $  (417,102)
========================================================================

Notes to Financial Statements continued

The difference between tax computed at the statutory U.S. federal income tax rate and the Company's effective tax rate is as follows:

                                    1998             1997          1996
Provisions (benefit) at
   statutory rate               $(1,643,580)   $   156,600   $  (376,500)
State and other taxes,
   net of federal tax benefit         1,467          2,400       (29,700)
Reduction of NYS NOL
   carryforward                        --           13,200          --
Deferred tax rate rollout
   adjustment                          --           32,800          --
Valuation allowance                 500,000           --            --
Other                                   745         20,287       (10,902)
------------------------------------------------------------------------
Provision (benefit)
   for income taxes             $(1,141,368)   $   225,287   $  (417,102)
========================================================================

At December 31, 1998, the Company has approximately $700,000 of federal net operating loss carryforwards which expire in 2018. The Company has an AMT credit carryforward of $49,074, which will never expire. The Company has approximately $2,438,800 of net operating loss carryforwards available for New York State tax purposes, which begin to expire in 2011. Due to the uncertainty of the realization of certain tax carryforwards, the Company has established a valuation  allowance  against  these  carryforward  benefits  in the  amount  of
$500,000. Components of the Company's deferred tax asset and liability as of December 31, 1998 and 1997 are as follows:
                                                            1998
                                                ----------------------------
                                                 Current          Noncurrent
Assets
Non-deductible bad debt reserves                 $  68,250        $    --
Uniform capitalization of inventory                 75,577             --
Non-deductible sales allowances                     29,250             --
Non-deductible inventory reserves                  210,802             --
Net operating loss carryforward                       --            344,460
Fixed assets                                          --            355,142
AMT carryforward                                      --             49,074
Charitable contribution                               --            261,986
Liabilities
Prepaid pension expense                               --           (217,593)
Depreciation                                          --           (244,919)
Valuation allowance                               (219,755)        (280,245)
---------------------------------------------------------------------------
Deferred tax asset                               $ 164,124        $ 267,905
===========================================================================

                                                            1997
                                                ----------------------------
                                                  Current        Noncurrent
Assets
Non-deductible bad debt reserves                 $  60,785        $    --
Uniform capitalization of inventory                104,660             --
Non-deductible sales allowances                     29,250             --
Non-deductible inventory reserves                   72,341             --
State net operating loss carryforward               20,270             --
Liabilities
Prepaid pension expense                               --           (349,010)
Depreciation                                          --           (262,716)
---------------------------------------------------------------------------
Deferred tax asset (liability)                   $ 287,306        $(611,726)
===========================================================================

6.       Notes Payable
The Company has a debt agreement for a revolving line of credit ("revolver") and a mortgage/term loan. Under the terms of the agreement, the borrowing base for the revolver is based on certain balances of accounts receivable and inventory, as defined in the agreement. The maximum credit amount under the revolver is $8,000,000, the interest rate is LIBOR plus 2.25% and the revolver is due to expire on April 30, 2000. The revolver is secured by accounts receivable, inventory, equipment and is due to cash. The mortgage/term loan is payable through April 2001 and is secured by the Company's manufacturing facilities. The balance owed under the Company's revolving line of credit as of December 31, 1998 and 1997 totalled $1,144,092 and $2,219,802, respectively. Long-term debt as of December 31 consisted of the following:

                                                    1998               1997

Note payable to bank in monthly
         principal installments of $41,905
         through April 2001; interest is
         due monthly at LIBOR plus 2.25%.      $  1,173,335         $1,676,192
Other notes payable in monthly
         principal installments of
         $967-$1,887 through September
         2003 plus interest at 4-6%.                155,450            210,942
                                                  1,328,785          1,887,134
------------------------------------------------------------------------------
Less: Current portion                             1,212,424            562,030
------------------------------------------------------------------------------
Noncurrent portion                             $    116,361         $1,325,104
==============================================================================

The aggregate principal payments of notes payable are as follows:
1999                                                 $1,212,424
2000                                                     36,910
2001                                                     38,628
2002                                                     27,051
2003                                                     13,772
---------------------------------------------------------------
Total                                                $1,328,785
===============================================================

The carrying value of the long-term notes payable to bank approximate fair value.

The line of credit and the notes payable to bank contain certain financial covenants relative to working capital, current ratio, tangible net worth, total debt to tangible net worth, and debt service coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received. The Company was not in compliance with the covenants related to tangible net worth, working capital and debt service coverage as of December 31, 1998. The Company has not obtained a waiver from the lender and, accordingly, has reclassified $670,475 of notes payable to bank from a long-term liability to a current liability as of December 31, 1998.

7.       Stockholders' Equity
Stock Option Plan - The Company has reserved 100,000 shares of its common stock for issuance under its Stock Incentive Plan. The price at which options can be exercised shall be at least $1 more than 100% of the fair market value of the Company's stock on the date of grant; for an optionee who at the time of grant owns more than 10% of the Company's stock, the price at which options can be exercised shall be at least $1 more than 110% of the fair market value of the Company's stock on the date of grant. The stock option activity for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                1998              1997              1996
Options outstanding,
   beginning of year           22,000            22,500            17,500
Options granted                75,000             2,000            10,000
Options cancelled             (10,000)           (2,500)           (5,000)
-------------------------------------------------------------------------
Options outstanding,
   end of year                 87,000            22,000            22,500
=========================================================================
Options exercisable,
   end of year                 12,000            14,500            12,500
=========================================================================

The outstanding options have an exercise price ranging from $3.88 to $5.88 per share and expire at various dates from February 1999 through October 2008.

The Company also granted 25,000 stock options in 1997, separate from the Company's Stock Incentive Plan, to a majority stockholder. These options are all outstanding and exercisable at December 31, 1998.

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock-based compensation. Pro forma information regarding net income (loss) and related per share amounts as required by SFAS No. 123 are as follows:

                                    1998             1997          1996
Net (loss) earnings:
  As reported                 $  (3,692,689)   $   235,334   $  (690,185)
  Pro forma                      (3,806,387)       233,147      (699,317)
Basic earnings per share:
   As reported                $       (2.39)   $       .16   $      (.54)
   Pro forma                  $       (2.46)   $       .15   $      (.55)
Diluted earnings per share:
  As reported                 $       (2.39)   $       .16   $      (.54)
  Pro forma                   $       (2.46)   $       .15   $      (.55)

The weighted  average fair value of the options  granted  during 1998,  1997 and
1996  is  estimated  as  $1.52,   $1.09  and  $.91,   respectively,   using  the
Black-Scholes   option  pricing  model  with  the  following   weighted  average
assumptions:
                               1998               1997               1996
Expected life              6.5 years           10 years          6.25 years
Volatility                    33.18%             34.77%              38.23%
Risk-free interest rate        6.15%              6.12%               6.35%
Dividend yield                    0%                 0%                  0%

8.       Other (Income) Expense
In the first quarter of 1998, the Company hired a new President, who, among other things, began to assemble a substantially new management team for the Company. In the fourth quarter of 1998, the Company's Board of Directors, President and the new management team completed and began to implement a formal restructuring plan. Based on the restructuring plan, the Company will cease its manufacturing operations completely by June 30, 1999. As a result, the Company's primary business activity will be to outsource entirely the production of its footwear and to distribute the footwear to its customers under the Company's label and certain private labels.

Prior to December 31, 1998, the Company ceased production in two separate facilities and substantially vacated these two facilities. A third facility is expected to cease production and be vacated by June 30, 1999. Accordingly, the Company has recognized an expense for impaired assets and a liability related to lease commitments for equipment used in these facilities that expire at various dates subsequent to June 30, 1999.

In the fourth quarter of 1998, the Company determined that certain software that it currently uses will not be year 2000 compliant and that it will be disposed of by the end of the third quarter of 1999. Accordingly, the Company determined that an impairment loss was required for the software totaling $212,229 based on management's estimate of the fair value of the software.

A summary of these expenses is as follows:

Two vacated facilities held for disposal at
December 31, 1998:
   Fair value (carrying amount)                           $       --
   Net book value                                           (214,803)
--------------------------------------------------------------------
Asset impairment                                            (214,803)
--------------------------------------------------------------------
Facility and related equipment to be held
and used until June 30, 1999:
   Fair value (carrying amount)                                   --
   Net book value of equipment                              (236,503)
   Net book value of facility                               (121,046)
--------------------------------------------------------------------
Asset impairment                                            (357,549)
--------------------------------------------------------------------
Liability for equipment lease commitments which
expire at various dates subsequent to June 30, 1999         (153,249)
Impairment of computer software                             (212,229)
--------------------------------------------------------------------
Total other expense                                       $ (937,830)
====================================================================

The two impaired facilities held for disposal are greater than fifty years old and have been used exclusively for footwear production by the Company. In addition, these facilities are located in a depressed, rural region of New York State, where the economy has been contracting in recent years. The prospect of a business expanding or relocating to this region, given the current economic climate, is remote. These factors, among others, were considered by management in estimating the fair values of these two facilities.

The Company determined that an impairment loss was required for the facility and related equipment to be held and used until June 30, 1999, because the estimated future cash flows expected to result from the use of the applicable assets were less than the carrying amount of those assets. The fair value of these assets was determined based on the same factors considered by management in developing the fair value of the two facilities held for disposal, as described in the preceding paragraph.

Other income in 1997 consisted of the following:
Gain on termination of pension plan (see Note 4)       $ 380,231
Separation expense                                      (198,499)
----------------------------------------------------------------
Total other income                                     $ 181,732
================================================================

During 1997, the Company separated five salespeople as a result of changes the Company made in its sales department and related compensation structure. The separation expense related to these individuals totaled $198,499.

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

9. Commitments
The Company leases machinery and equipment under noncancelable lease agreements which are classified as operating leases for financial reporting purposes. Rental expense was $121,819 in 1998, $115,641 in 1997 and $296,399 in 1996. The
leases expire at various dates through 2002 and provide for the following minimum rentals:

                   1999                      $  85,000
                   2000                         72,000
                   2001                         27,000
                   2002                         12,000
                   Total                     $ 196,000

Purchase Commitments - The Company has agreements with certain vendors to purchase minimum quantities of raw materials. At December 31, 1998, these commitments totaled approximately $345,000.

Independent Auditors' Report

To the Board of Directors and Stockholders of Daniel Green Company
Dolgeville, New York

We have audited the accompanying balance sheets of Daniel Green Company as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, such financial statements present fairly, in all material respects, the financial position of Daniel Green Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Rochester, New York
January 29, 1999

Selected Financial Data

                                                1998           1997            1996            1995            1994
----------------------------------------------------------------------------------------------------------------------
Net sales                                  $ 14,610,867    $ 19,663,142   $ 23,060,724    $ 23,560,772    $ 23,214,609
Income (loss) from continuing operations     (3,692,689)        235,334       (690,185)       (853,761)        635,328
EPS (loss) from continuing operations             (2.39)            .16           (.54)           (.82)            .61
Total assets                                 11,540,090      17,267,977     19,564,827      23,571,961      22,205,778
Long-term debt                                  116,361       1,325,104      1,708,240       2,306,093       2,894,413

Daniel Green Company's common stock is traded in the over-the-counter market and is listed on the National Association of Security Dealers Automated Quotation system (NASDAQ) under the ticker symbol DAGR.

Based on records maintained by the Transfer Agent, Boston Equiserve, there were 536 registered shareholders as of the February 12, 1999 record date. Copies of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission are available and will be furnished upon written request directed to the Company's main office, Dolgeville, New York 13329.