Form 10KSB/A, Exhibit 13
period 1999-12-31
GREEN DANIEL CO
filed 2000-04-10
CIK 26820

                              [DANIEL GREEN LOGO]







                                      1999
                                 ANNUAL REPORT

To Our Stockholders:

1999 represented the year of "Significant Change" for the Daniel Green Company. In many respects, the significant changes that occurred during the year impacted us negatively for 1999. However, we have made great strides in positioning and structuring the Company for long-term growth and earnings. I would like to focus my remarks towards these two key areas. First, I would like to address the operating results for 1999 and how these changes affected us. Secondly, I would like to share with you the great opportunities that await our Company in the future.

1999 RESULTS AND CHANGES

Unfortunately, toward the end of 1998, and for all of 1999, Daniel Green faced several challenging external and internal conditions that combined made 1999 one of the most difficult in my 12 years in the footwear business:

     - The meltdown in footwear retailing was nationwide as the slipper segment of the business declined and produced record losses not only for our Company but for many of our competitors also.

     - The second consecutive unseasonably warm U.S. winter limited Daniel Green's ability to capitalize on its strength during the critical fourth quarter retailing season.

     - The major changeover of moving our Company from being a domestically manufactured company to being a fully imported sourced company was a major challenge for our Company during 1999 and definitely affected our deliveries during the third quarter.

No excuses! Just as we benefit when the business and weather climates are favorable, we must assume responsibility when the snow doesn't fall and markets experience turmoil. Despite the difficulties faced in 1999, we remain optimistic about Daniel Green's future growth and business prospects.

Sales

In 1999, total sales were $14.9 million which was a 1.8% increase over 1998. The number of pairs shipped increased 6.2% for 1999, however, the average selling price decreased 4.9% to $14.98 for the year. The lower price points of closeout inventory written down the prior year and the introduction of lower priced specialty footwear drove down the average selling price.

Manufacturing

We completed our full divestiture of our manufacturing facility on June 30, 1999. Total related expenses for this project, including severance payments to terminated employees, write-offs of raw materials and establishing reserves for slow moving/obsolete/defective inventory, totaled $1.6 million for 1999.

SG&A

Selling, general and administrative expenses decreased $1.3 million or 22% for 1999. This was accomplished in a year where we increased our total advertising expenditures by over 22% in order to invest back into our brand imaging and positioning for the future.

Inventories

Inventory levels were reduced by $1.9 million from 1998 to 1999 and, in comparison to 1997, are approximately $4.9 million lower. Finished goods ended for the year at approximately $3.5 million for 1999. Raw materials and work-in process inventories were eliminated in 1999 with the cessation of our manufacturing facility.

In 1999, we were able to successfully complete "Phase II" of our "Rebuilding and Turnaround" plan for the Company that was initiated in 1998. Phase II included the completion of the Company's move from a domestic manufacturing base to a fully sourced import-driven operation.

REBUILDING FOR THE FUTURE

As we move into the new millennium, Daniel Green will begin "Phase III" of our "Rebuilding and Turnaround" plan. Phase III includes returning to profitability within our own operations and pursuing an aggressive acquisition strategy for the future.

Towards the end of 1999, we had already started our acquisition process. This activity resulted in acquiring certain assets of one of our largest competitors, L.B. Evans and Son on Feb. 3, 2000. Since 1804, L.B. Evans has been recognized as the industry leader for marketing quality men's slippers. L.B. Evans provides a complement for the Daniel Green business. Currently, over 90% of all Daniel Green's business is women's whereas over 90% of L.B. Evans' current business is men's. This acquisition will position us as the dominant leader in the market place for both men's and women's branded slippers.

On February 10, 2000, the Company entered into a definitive purchase agreement to purchase all of the outstanding shares of the Penobscot Shoe Company. Penobscot has been making women's footwear for over 60 years and is based in Old Town, Maine. Over the years, they have developed the brand "Trotters" that is positioned to sell quality footwear, at moderate price points, to women ages 35 and older. Most recently, they have introduced a new brand called "Softwalk" that appeals to women who are seeking the ultimate in comfort and fit. Upon the acquisition of Penobscot, our Company expects to benefit from the experience and expertise that Penobscot has acquired during the past five years, as they have transitioned successfully from a domestic manufacturing company to a fully sourced imported one. We look forward to the infusion of talent that our Company will receive from Penobscot in the areas of sourcing and operations.

During the first half of the year 2000, we will focus on how to get the optimal level of synergies from the three businesses. We are currently assessing the operations of the companies, and have put a steering committee in place to evaluate and develop a plan for consolidating the various operations in order to achieve a maximum operating model for our business.

The merging of these businesses is expected to bring our total sales levels in excess of $40.0 million during the year 2000. Change will continue to alter the business landscape as we move into the year 2000. We are confident those changes can be turned into growth opportunities. We have made significant progress in Design, Marketing, Sourcing and Balance Sheet Management over the past year, and we look forward to continued improvement in the year ahead.

Finally, I would like to thank all of the dedicated employees at Daniel Green for their efforts in executing our "significant changes" over the past year and for 2000.



Sincerely,


/s/ Greg Alan Tunney
------------------------
Greg Alan Tunney
President & Chief Operating Officer

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995
Except for the historical information contained herein, the matters discussed in this annual report are forward looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and weather factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission, as well as risks associated with the Company's recent multiple acquisitions, including integration, increased debt and interest expense, and overseas sourcing (with attendant risks as to quality delivery and foreign exchange).

Management's Discussion and Analysis of Financial Condition and Results of Operations

SALES
1999 net sales of $14.9 million increased $256,500 or 1.8% over the prior year's net sales of $14.6 million. Compared to 1997, net sales for 1999 are down by 24.4%. The number of pairs shipped increased 6.2% from 948,632 in 1998 to 1,007,241 in 1999. However, the comparable 1999 average selling price per pair of $14.98 is 4.9% less than the $15.76 average selling price per pair for the same period in 1998. The lower price points of slow moving/closeout inventory written down in the prior year and the introduction of lower priced specialty footwear drove the lower average selling price per pair. The 1998 net sales decrease was the result of lower shipments of footwear to two major customers that market consigned low margin items with rather high levels of returned merchandise. Sales to one customer in 1999 totaled approximately $1,790,000 or 12% of the Company's net sales in 1999. During 1999, ten major customers represented 52% of the Company's business. Ten major customers represented 45% of the Company's business in 1998. Most of these same customers represented 40% of sales in 1997.

From a sales mix standpoint, slippers represented 74% of our sales, while casual and private label footwear accounted for 15% and 11%, respectively, during the year. In 1998, 66% of our sales were slippers, 23% casual footwear, and 11% private label. The sales content in 1997 was 55% slippers, 29% casual footwear, and 16% private label.

During the first half of 1999, the Company completed the scheduled restructuring plan, converting from domestically produced footwear and closing the Dolgeville manufacturing facility to presently outsourcing all footwear products from China, Mexico and Spain. In 1999, imports accounted for approximately $9.4 million or 63.4% of sales. In 1998, imports accounted for approximately $4.1 million or 28% of sales, compared to approximately $4.1 million or 20.8% in 1997.

EXPENSES
Cost of goods sold, as a percentage of net sales, was 81% in 1999, compared to 83% in 1998 and 75% in 1997. Cost of goods sold reflects the direct costs of footwear sold, manufacturing and sourced variances from pre-determined cost standards, adjustments to the value of inventory on hand and the amount of direct material and labor consumed to manufacture or import the Company's products. While domestic manufacturing ceased on June 30, 1999, cost of goods sold improved slightly from 1998. Significant 1999 inventory reductions, including the final write-off of residual raw material formerly used in domestic manufacturing, contributed negatively to the 1999 cost of goods sold level. Other cost of goods sold factors to consider during this conversion year were underabsorbed overhead due to sub-normal production levels during the first half of 1999, severance payments to terminated production employees of approximately $244,000, start-up freight costs to expedite product delivery from foreign vendors, additional start-up costs to assist Mexican vendors in achieving adequate production levels to meet customers' demands and establishing alternate sources of product supply. In 1998, the Company produced 35% fewer shoes, approximately 326,000 pairs less than 1997. Driven by lower production volumes, purchases of raw material were down by 55% and production labor decreased by 46%, while manufacturing overhead expenses were 9% lower than 1997. Lower sales volume and associated lower direct costs of material, labor and overhead also contributed to the lower cost of goods sold aggregate dollar amount in 1998.

The gross profit margin for 1999 was 19.5% compared to 17.0% in 1998 and 25% in 1997. The gross profit margin improvement resulted from the higher volume of imports in 1999 compared to 1998. The $2.5 million gross profit decline from 1997 to 1998 was primarily due to the $1.3 million lower gross profit related to the lower sales volume, reserving an incremental $1.0 million for slow moving/obsolete/defective inventory, and writing-off $357,000 of raw material inventory associated with discontinuing the production of certain styles of footwear.

Selling, general, and administrative expenses for 1999 decreased approximately $1.3 million or 22% to approximately $4.7 million from approximately $6.1 million in 1998. Compared to 1997, selling, general and administrative expenses are approximately $548,000 higher. The decrease in 1999 to 1998 reflects significant reductions in benefit plan expenses and payroll taxes due to decreased employment levels. The new 1999 commission based sales force compensation plan more appropriately responded to the sales performance.
Foreign travel by management was reduced during 1999. The increase in 1998 reflects donations of defective/discontinued merchandise amounting to $640,000. This served to eliminate dated inventory without deep discounting in the United States. Investments amounting to $410,000 to update the Company image and establish a new corporate identity with a new logo, updated packaging, artwork for a new display booth, a full e-commerce site, enhanced advertising and public relations, and senior level visits to foreign suppliers also contributed to the 1998 increases. Other significant items contributing to 1998 increases over 1997 include: $480,000 paid to a cost reduction services consultant, $337,000 of 401(k) contribution expenses related to 1998 amortization of the prepaid 401(k) contribution related to 1998, and payments of approximately $102,000 to the former President and Chief Operating Officer.

Several notable items that increased selling, general, and administrative expenses in 1999 compared to 1997 included: contracted warehouse labor, advertising and sales promotion expenses, and additional bad debt expense.

In the second quarter of 1997, the Company began to reorganize the sales force. This action resulted in the separation of five salespeople and charges of approximately $198,000 in 1997.

During 1997, the Company terminated its defined pension plan. This transaction resulted in a 1997 gain totaling approximately $380,000, and was recognized as income in the 1997 statement of operations. Prior to termination, the Company recorded income from this plan of approximately $204,000 in 1997, which did not recur in 1998.

The Company contributed cash to the new 401(k) plan in 1997. These funds were used to purchase 186,437 shares of common stock in the Company, totaling $894,896, or $4.80 per share. The $4.80 share value was established by an independent stock valuation consultant retained by the Company. The stock purchased by the 401(k) plan was allocated to participating employees beginning in the 1998 plan year and will continue through the 2000 plan year. Compensation expense will be recognized as the shares are allocated to the participants, which is expected to occur over a three year period which began in 1998. The amounts allocated to participants during the year ended December 31, 1999 and December 31, 1998 were $278,965 (58,118 shares) and $336,965 (70,201 shares), respectively. In addition, the Company's matching contribution to the Plan totaled $45,429, $74,178 and $75,811 in 1999, 1998 and 1997, respectively.

Prior to 1998, the Company rationalized its manufacturing operations and ceased production in two separate facilities. The third and final facility ceased production on June 30, 1999. In 1998, the Company recognized a $572,000 expense for impaired assets and a $153,000 liability related to lease commitments for equipment used in these facilities that expire at various dates subsequent to June 30, 1999. At December 31, 1999, this liability had a zero balance. Imports are handled in a separate facility. Also in 1998, the Company recognized a $212,000 expense for impaired computer information system assets resulting from the decision to replace major components of the current computer information system by the end of the third quarter 1999 in compliance with year 2000 requirements.

OPERATING (LOSS) INCOME
Operating loss income changed significantly in 1999, compared to 1998 and 1997, and is directly related to the items discussed above.

INTEREST EXPENSE
Interest expense is down by approximately $98,400 in 1999 and is 33.8% lower than in 1998 and 64.2% lower than in 1997. This decrease is due to lower borrowing levels and lower financing rates. On August 11, 1999, the Company entered into a new credit arrangement with Manufacturers and Traders Trust Company (M&T Bank), which provides the Company with a revolving line of credit and a mortgage/term loan. The revolving line of credit is a three-year credit facility bearing interest at prime plus 1%. The mortgage/term loan has level monthly principal and interest payments based on a ten-year amortization with a balloon payment on April 1, 2001, and bears interest at LIBOR plus 2.25%. The mortgage/term loan is 80% guaranteed by FMHA. Additionally, the new facility is guaranteed by a major stockholder of the Company. In consideration for this guarantee, the Company issued an option to purchase 50,000 shares of common stock options to the major stockholder valued at $74,637.

INCOME TAX PROVISION
The Company's income tax benefit decreased significantly, to approximately $482,000 in 1999, from a tax benefit of approximately $1.1 million in 1998 compared to a tax provision of approximately $225,000 in 1997. The increase in taxes in 1997 principally relates to the reportable gain after terminating the defined pension plan and in part from the income realized from operations.

The effective tax rate was 24% in both 1999 and 1998. In 1997, the effective tax rate was 49%. The low tax rate in 1999 and 1998 reflects a valuation allowance, and the high tax rate for 1997 reflects the tax accounting for permanent book to tax differences and adjustments to deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes.

At December 31, 1999, the Company has approximately $3,475,000 of federal net operating loss carryforwards which expire in 2018 and 2019. The Company has an AMT credit carryforward of approximately $49,000 which will never expire. The Company has approximately $5,194,000 of net operating loss carryforwards available for New York State tax purposes, which begin to expire in 2011. Due to the uncertainty of the realization of certain tax carryforwards, the Company has increased the valuation allowance against these carryforward benefits by approximately $287,000 in 1999.

As of December 31, 1998, the Company had approximately $700,000 of federal net operating loss carryforwards which expire in 2018. The Company had approximately $2.4 million of net operating loss carryforwards available for New York State tax purposes, which will begin to expire in 2011.

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

NET (LOSS) EARNINGS
The net loss for 1999 was approximately $1.5 million, or $0.97 per share, compared with last year's net loss of approximately $3.7 million, or $2.39 per share. The Company had after-tax earnings of approximately $235,000 or $0.16 per share in 1997.

FINANCIAL CONDITION
The Company's indebtedness increased approximately $300,000 during 1999. Total debt consists of notes payable, the line of credit and capital lease obligations. At December 31, 1999, total debt was approximately $2.8 million, compared with approximately $2.5 million at December 31, 1998, for an overall increase of 15.2%. At December 31, 1997, the Company's total debt was approximately $4.1 million. Refinancing and acquisition activities contributed to the 1999 debt increase. The repurchase of approximately 66,000 shares of Company stock from existing 401(k) participants and accelerated payment terms with Mexican vendors also contributed to the 1999 debt. The 1998 total debt was reduced by cash generated from operating activities, and by regular repayments of the debt. Total debt in 1997 was reduced by the proceeds from terminating the Company's defined benefit plan, by cash generated from operating activities, and by regular repayments of the debt.

Inventory levels decreased $1.9 million from 1998 to 1999 and, in comparison to 1997, are approximately $4.9 million lower. Once again in 1999, as in 1998, finished goods inventory experienced a significant decrease. At December 31, 1999, finished goods inventory was approximately $3.5 million, a reduction of $860,000 from 1998 levels. Raw materials and work-in-process were eliminated during 1999 with the cessation of domestic production. Finished goods decreased significantly in 1998 to approximately $4.4 million, as compared to approximately $6.2 million in 1997. In 1998, raw materials decreased approximately $946,000 to $996,000. Work-in-process for 1998 also decreased significantly from approximately $371,000 to $83,000. On a six month moving average basis, operating cycle days (accounts receivable days plus inventory days were reduced approximately 19.2% from 205 to 172 from December 1998 to December 1999. The operating cycle days at December 31, 1997 were 249. Accounts receivable decreased $38,000 from 1998 and $1.6 million from 1997. Accounts receivable days decreased from 80 days at December 31, 1998 to 77 days at December 31, 1999. There were 111 days of accounts receivable at December 31, 1997. Inventory decreased from 125 at December 31, 1998 to 95 at December 31, 1999. There were 167 inventory days at December 31, 1997.

During 1999, the Company generated approximately $712,000 in cash flow from operating activities. In 1998 and 1997, the Company generated approximately $1.1 million and $3.0 million, respectively. The principal components of cash flow from operations were decreases in accounts receivable and inventory, increases in accounts payable, partially offset by the adjusted net loss, income taxes receivable, accrued liabilities, income taxes payable, and deferred tax asset liability. Working capital at the end of 1999 was approximately $4.4 million, which was approximately $2.4 million lower than at the end of 1998 and $7.0 million less compared to working capital at the end of 1997 of approximately $11.4 million. In 1997, this working capital number was impacted by the cash amount of $894,896, related to the sale of Company stock to the 401(k) plan. Subsequently, in 1998, the cash was applied against the Company's revolving line of credit with its lender. The Company's current ratio, the relationship of current assets to current liabilities, decreased to 2.19:1 from 2.93:1 at the end of 1998, and decreased from 3.83:1 at the end of 1997.

Y2K compliant computer software and telephone equipment along with a new conveyor system for the warehouse were the major portion of the $169,000 capital expenditures for 1999. Capital expenditures in 1998 totaled approximately $341,000 and were principally used for the purchase of a new show booth, a new CAD system, and other computer systems and software. In 1997, capital expenditures totaled approximately $254,000 and were principally used for the purchase of new computer systems and software, and repairs made to the Company's buildings.

The Company's revolving and term loan credit agreements contain covenants relative to average borrowed funds to earnings ratio, net income, current ratio, and cash flow coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received. As of December 31, 1999, the Company was in violation of two bank covenants related to the maintenance of an established average borrowed funds to earnings ratio and cash flow coverage ratio. The Company has not obtained waivers from the bank on these financial covenants which resulted in classifying all the related debt as a current liability at December 31, 1999. In 2000, the Company is exposed to a higher interest rate with financial penalty at least until the Company obtains waivers, cures the violations, or establishes new financing. The Company is currently negotiating a new financing arrangement with its current lender.

SUBSEQUENT EVENTS
On February 3, 2000, the Company acquired certain assets from another shoe company. The purchase price for the assets, which consisted primarily of inventory and trademarks, totaled approximately $781,000, plus future payments based on a royalty arrangement.

On February 10, 2000, the Company entered into a definitive stock purchase agreement to acquire all of the outstanding shares of a shoe company owned by a related party. The related party is a major stockholder of the Company and one of its owners is the Company's Chairman and Chief Executive Office. The pending acquisition is subject to regulatory approval and other matters and is expected to close in the first quarter of 2000.

                                                        Statements of Operations


Years Ended December 31,                        1999               1998               1997
------------------------                        ----               ----               ----
Net sales                                  $ 14,867,332       $ 14,610,867       $ 19,663,142
                                           ------------       ------------       ------------

Operating expenses:
  Cost of goods sold                         11,971,909         12,172,075         14,679,388
  Selling and administrative expenses         4,713,074          6,043,475          4,165,379
  Other expense (income)                           --              937,830           (181,732)
                                           ------------       ------------       ------------
Total operating expenses                     16,684,983         19,153,380         18,663,035
                                           ------------       ------------       ------------

Operating (loss) income                      (1,817,651)        (4,542,513)         1,000,107

Interest expense                                193,116            291,544            539,486
                                           ------------       ------------       ------------
(Loss) earnings before income taxes          (2,010,767)        (4,834,057)           460,621

Income tax (benefit) provision                 (482,570)        (1,141,368)           225,287
                                           ------------       ------------       ------------

Net (loss) earnings                        $ (1,528,197)      $ (3,692,689)      $    235,334
                                           ------------       ------------       ------------

Net (loss) earnings per common share:
    Basic                                  $       (.97)      $      (2.39)      $        .16
                                           ------------       ------------       ------------
    Diluted                                $       (.97)      $      (2.39)      $        .16
                                           ------------       ------------       ------------




See notes to financial statements.




                                              Statements of Stockholders' Equity

Years ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

                                             Common Stock      Additional                          Treasury Stock
                                     -----------------------   Paid-In       Retained       ---------------------------
                                        Shares       Amount    Capital        Earnings      Shares         Amount           Total
                                        ------       ------    -------        --------      ------         ------           -----
Balance, January 1, 1997             1,511,892   $  3,779,730  $ 312,500   $  6,973,544        --       $       --       $11,065,774

Issuance of common stock               186,437        466,093    428,803           --          --               --           894,896
Purchase of shares for Company
  sponsored defined
  contribution plan                       --             --         --             --      (186,437)        (894,896)      (894,896)
Net earnings, 1997                        --             --         --          235,334        --               --           235,334
                                     ---------   ------------  ---------   ------------    --------     ------------     -----------
Balance, December 31, 1997           1,698,329      4,245,823    741,303      7,208,878    (186,437)        (894,896)     11,301,108
Purchases of treasury stock               --             --         --             --        (7,165)         (34,392)       (34,392)
Allocation of shares in Company
  sponsored defined
  contribution plan                       --             --         --             --        70,201          336,965         336,965
Net loss, 1998                            --             --         --       (3,692,689)       --               --       (3,692,689)
                                     ---------   ------------  ---------   ------------    --------     ------------     -----------
Balance, December 31, 1998           1,698,329      4,245,823    741,303      3,516,189    (123,401)        (592,323)      7,910,992
Purchases of treasury stock               --             --         --             --       (65,704)        (259,854)      (259,854)
Allocation of shares in Company
  sponsored defined
  contribution plan                       --             --         --             --        58,118          278,965         278,965
Issuance of common stock
  options in consideration for
  a debt guarantee                        --             --       74,637           --          --               --            74,637
Net loss, 1999                            --             --         --       (1,528,197)       --               --       (1,528,197)
                                     ---------   ------------  ---------   ------------    --------     ------------     -----------
Balance, December 31, 1999           1,698,329   $  4,245,823  $ 815,940   $  1,987,992    (130,987)    $   (573,212)    $ 6,476,543
                                     ---------   ------------  ---------   ------------    --------     ------------     -----------



See notes to financial statements.

Balance Sheets

As of December 31,                                                             1999               1998
------------------                                                             ----               ----
ASSETS
Current assets:
  Cash                                                                   $    225,079       $      7,300
  Accounts receivable (less allowances of $321,000 in 1999
    and $250,000 in 1998)                                                   4,167,612          4,205,979
  Inventories, net                                                          3,542,255          5,480,899
  Other current assets                                                         71,725             50,275
  Deferred income tax asset                                                   101,629            164,124
  Income taxes receivable                                                        --              387,142
                                                                         ------------       ------------
Total current assets                                                        8,108,300         10,295,719
Property - net                                                                821,650            907,067
Other assets:
  Other assets                                                                506,535             69,399
  Deferred income tax asset                                                   815,176            267,905
                                                                         ------------       ------------
Total other assets                                                          1,321,711            337,304
                                                                         ------------       ------------
Total assets                                                             $ 10,251,661       $ 11,540,090
                                                                         ------------       ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable - line of credit                                          $  1,903,078       $  1,144,092
  Accounts payable                                                            548,816            833,177
  Accrued salaries and commissions                                            170,935             21,242
  Accrued expenses                                                            206,448            301,802
  Notes payable - current                                                     864,754          1,212,424
                                                                         ------------       ------------
Total current liabilities                                                   3,694,031          3,512,737
Notes payable - noncurrent                                                     81,087            116,361
                                                                         ------------       ------------
Total liabilities                                                           3,775,118          3,629,098
Stockholders' equity:
  Common stock - $2.50 par value; authorized 4,000,000 shares;
      1999:  1,698,329 shares issued,1,567,342 shares outstanding;
      1998:  1,698,329 shares issued, 1,574,928 shares outstanding;         4,245,823          4,245,823
      Additional paid-in-capital                                              815,940            741,303
      Retained earnings                                                     1,987,992          3,516,189
                                                                         ------------       ------------
                                                                            7,049,755          8,503,315
Less:  Treasury stock at cost, 130,987 shares in 1999
       and 123,401 in 1998                                                   (573,212)          (592,323)
                                                                         ------------       ------------
Total stockholders' equity                                                  6,476,543          7,910,992
                                                                         ------------       ------------
Total liabilities and stockholders' equity                               $ 10,251,661       $ 11,540,090
                                                                         ------------       ------------


See notes to financial statements.

Statements of Cash Flows

Years ended December 31,                                       1999              1998              1997
------------------------                                       ----              ----              ----
Cash flows from operating activities:
  Net (loss) earnings                                      $(1,528,197)      $(3,692,689)      $   235,334
  Adjustments to reconcile net (loss) earnings to net
  cash provided by operating activities:
    Depreciation and amortization                              297,086           355,016           344,345
    Allocation of shares in defined contribution plan          278,965           336,965              --
    Net pension credit                                            --                --            (204,496)
    Loss on impairment of assets                                  --             784,581              --
    Gain on sale of property and equipment                        --             (11,515)           (2,950)
    Contribution to defined contribution plan                     --                --            (894,896)
  Changes in assets and liabilities:
  (Increase) decrease in:
    Accounts receivable, net                                    38,367         1,515,452           860,650
    Inventories, net                                         1,938,644         2,988,476           (15,672)
    Other current assets                                       (21,450)           15,381             3,823
    Income taxes receivable                                    387,142          (387,142)          157,704
    Other noncurrent assets                                     36,084            45,288               276
    Deferred income tax asset                                 (484,776)         (756,449)         (196,489)
    Prepaid pension expense                                         --                --         2,579,865
  Increase (decrease) in:
    Accounts payable                                          (284,361)          529,685          (176,638)
    Accrued salaries and commissions                           149,693          (218,823)           30,638
    Accrued expenses                                           (95,354)           18,541          (143,771)
    Income taxes payable                                          --            (421,389)          421,389
                                                           -----------       -----------       -----------
Net cash provided by operating activities                      711,843         1,101,378         2,999,112
                                                           -----------       -----------       -----------
Cash flows from investing activities:
  Purchases of property and equipment                         (169,588)         (341,191)         (254,077)
  Proceeds from disposal of property and equipment              22,475            13,689             3,350
                                                           -----------       -----------       -----------
Net cash used by investing activities                         (147,113)         (327,502)         (250,727)
                                                           -----------       -----------       -----------
Cash flows from financing activities:
  Net borrowings (payments) on line of credit                  758,986        (1,075,710)       (2,318,054)
  Proceeds from notes payable                                    7,950              --             200,000
  Repayments of notes payable                                 (390,894)         (558,349)         (636,565)
  Debt issuance and other costs                               (463,139)             --                --
  Purchases of treasury stock                                 (259,854)          (34,392)             --
  Issuance of common stock                                        --                --             894,896
                                                           -----------       -----------       -----------
Net cash used by financing activities                         (346,951)       (1,668,451)       (1,859,723)
                                                           -----------       -----------       -----------
Net increase (decrease) in cash                                217,779          (894,575)          888,662

Cash, beginning of year                                          7,300           901,875            13,213
                                                           -----------       -----------       -----------
Cash, end of year                                          $   225,079       $     7,300       $   901,875
                                                           -----------       -----------       -----------
Supplemental cash flow information:
Cash paid during the year for:
      Interest                                             $   191,726       $   369,214       $   502,354
                                                           -----------       -----------       -----------
      Income taxes                                         $     2,742       $   436,628       $     2,153
                                                           -----------       -----------       -----------


Supplemental disclosure of noncash financing activity:

  During 1999, the Company issued common stock options valued at $74,637 in consideration for a debt guarantee.


See notes to financial statements.

Notes to Financial Statements Years ended December 31, 1999, 1998 and 1997


1.      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Business - The Company is engaged primarily in the import and sale of leisure footwear. Sales are made principally to retailers in the United States (see Note 8).

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

      Property and Accumulated Depreciation - Property is stated at cost, less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals and betterments are charged to earnings as incurred. Replacements of significant items and major renewals and betterments are capitalized. Depreciation is computed using estimated useful lives under the straight-line method. The Company regularly assesses its fixed assets for indications of impairment. (See Note 8)

      Income Taxes - Income taxes are provided on the earnings (losses) in the financial statements. Deferred income taxes are provided to reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

      Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risks consists of accounts receivable. Companies in the retail industry comprise a significant portion of the accounts receivable balance; collateral is not required. The risk associated with the concentration is limited due to the large number of retailers and their geographic dispersion.

      Earnings Per Share - The calculations for both basic and diluted EPS were based on (loss) earnings available to common stockholders of $(1,528,197), $(3,692,689) and $235,334 and a weighted average number of common shares outstanding of 1,569,086, 1,547,764 and 1,511,892 for the years ended December 31, 1999, 1998 and 1997, respectively. Options to purchase shares of common stock were outstanding but were not included in the computation of diluted earnings per share in 1999 and 1998 because the effect would be antidilutive due to the net loss in those years. Such options were not included in the computation of diluted earnings per share in 1997 because the options' exercise prices were greater than the average market price of the common shares.

      Comprehensive Income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Items considered comprehensive income include foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has no components of comprehensive income other than net (loss) earnings.

      Segments - The Company operates in only one business segment. In addition, the Company's internal reporting does not make it practicable to provide information on net sales earned from different styles of footwear or from different geographic locations. Long-lived assets are entirely located in the United States. Sales to one customer in 1999 totalled approximately $1,790,000, or 12 percent of the Company's net sales in 1999. Sales to any customer in 1998 or 1997 did not exceed 10% of the Company's net sales in those years.

      New Accounting Pronouncement - Statement of Financial Accounting Standards
      (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in 1998 which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives. SFAS No. 133 is effective for the Company in the year 2001. Currently, since the Company does not use derivative instruments, management has determined that this Statement will have no effect on its financial statements.

2.    INVENTORIES

      Inventories, net of reserves, as of December 31 consisted of the following:

                                                  1999                   1998
                                                  ----                   ----
Finished goods                                 $3,542,255             $4,402,186
Work-in-process                                      --                   82,795
Raw materials                                        --                  995,918
                                               ----------             ----------
Total                                          $3,542,255             $5,480,899
                                               ----------             ----------




3.    PROPERTY

      Property as of December 31 consisted of the following:

                                                     1999                1998
                                                     ----                ----
Land                                              $   18,655          $   18,655
Buildings and water plant                          2,541,849           2,541,849
Machinery and equipment                              116,666              38,594
Computers                                            420,010             378,776
Vehicles                                              74,011              74,011
Furniture and fixtures                               984,159           1,035,361
                                                  ----------          ----------
                                                   4,155,350           4,087,246
Less accumulated depreciation                      3,333,700           3,180,179
                                                  ----------          ----------
Property - net                                    $  821,650          $  907,067
                                                  ----------          ----------



4.    BENEFIT PLANS

      Defined Contribution Plan

      During 1997, following the termination of its defined benefit plan, the Company established a defined contribution 401(k) savings plan ("the Plan") covering substantially all employees of the Company and contributed cash of $894,896 to the Plan. Subsequently, in December 1997, the Plan acquired 186,437 shares of the Company's common stock at a price per share of $4.80, which was based on an independent appraisal. The unallocated shares in the Plan as of December 31, 1999 and 1998 are recorded as treasury stock in stockholders' equity. Compensation expense is recognized as the shares are allocated to the participants, which is expected to occur over a three year period which began in 1998. The amount allocated to participants during the years ended December 31, 1999 and 1998 was $278,965 (58,118 shares) and $336,965 (70,201 shares), respectively. In addition, the Company's matching contribution to the Plan totaled
      $45,429, $74,178 and $75,811 in 1999, 1998 and 1997, respectively.


      Defined Benefit Pension Plan

      During 1997, the Company terminated its defined benefit pension plan. Immediately prior to the termination, the projected benefit obligation and plan assets totaled $7,937,856 and $11,517,441, respectively. On the date of the termination, the Company received cash totaling $3,579,585 which exceeded the carrying value of the prepaid pension expense of $2,579,865 resulting in a gain of $999,720. This gain was reduced by certain administrative expenses and an excise tax totaling $619,489 which resulted in a net gain on this transaction totaling $380,231. This amount is included in other (income) expense in the 1997 statement of operations. (See Note 8).

      The Company's defined benefit pension plan covered all regular employees and benefits were earned based on years of service and the employee's annual compensation over the entire service time. It had been the Company's policy to fund the maximum amount which could be deducted for federal income tax purposes. For 1997, no contribution was required due to the full funding limitation of the Internal Revenue Code.

      The net pension credit for 1997 included the following components:


                                                                         1997
                                                                         ----
Service cost                                                          $ 187,277
Interest cost                                                           573,952
Actual return on plan assets                                           (835,865)
Net amortization and deferral                                          (129,860)
                                                                      ---------
Net pension credit                                                    $(204,496)
                                                                      ---------



5.    INCOME TAXES

      The (benefit) provision for income taxes consists of:

                                     1999              1998              1997
                                     ----              ----              ----
Current:
  Federal                       $      --         $  (387,142)      $   415,574
  State                               2,206             2,223             6,202
                                -----------       -----------       -----------
                                      2,206          (384,919)          421,776
                                -----------       -----------       -----------
Deferred:
  Federal                          (673,042)       (1,095,235)         (247,762)
  State                             (98,977)         (161,214)           51,273
  Valuation allowance               287,243           500,000              --
                                -----------       -----------       -----------
                                   (484,776)         (756,449)         (196,489)
                                -----------       -----------       -----------
Total                           $  (482,570)      $(1,141,368)      $   225,287
                                -----------       -----------       -----------

Notes to Financial Statements continued



      The difference between tax computed at the statutory U.S. federal income tax rate and the Company's effective tax rate is as follows:

                                                             1999              1998              1997
                                                             ----              ----              ----
(Benefit) provision at statutory rate                   $  (683,657)      $(1,643,580)      $   156,600
State and other taxes, net of federal
  tax benefit                                                 1,456             1,467             2,400
Reduction of state net operating loss carryforward             --                --              13,200
Deferred tax rate rollout adjustment                           --                --              32,800
Valuation allowance                                         287,243           500,000              --
Other                                                       (87,612)              745            20,287
                                                        -----------       -----------       -----------
(Benefit) provision for income taxes                    $  (482,570)      $(1,141,368)      $   225,287
                                                        -----------       -----------       -----------



      At December 31, 1999, the Company has approximately $3,475,000 of federal net operating loss carryforwards which begin to expire in 2018 and 2019. The Company has an alternative minimum tax (AMT) credit carryforward of $49,074 which will never expire. The Company has approximately $5,194,000 of net operating loss carryforwards available for New York State tax purposes, which begin to expire in 2011. Due to the uncertainty of the realization of certain tax carryforwards, the Company has increased their valuation allowance against these carryforward benefits by $287,243 in 1999.

      Components of the Company's deferred income tax asset and liability as of December 31, 1999 and 1998 are as follows:


                                                             1999
                                                --------------------------------
                                                    Current         Noncurrent
ASSETS
Non-deductible bad debt reserves                $    78,482         $      --
Uniform capitalization of inventory                  63,618                --
Non-deductible sales allowances                      46,796                --
Net operating loss carryforward                        --             1,409,616
Fixed assets                                           --               129,978
AMT credit carryforward                                --                49,074
Charitable contribution                                --               262,435

LIABILITIES

Prepaid pension expense                                --              (108,797)
Depreciation                                           --              (227,154)
Valuation allowance                                 (87,267)           (699,976)
                                                -----------         -----------
Deferred income tax asset                       $   101,629         $   815,176
                                                -----------         -----------



                                                               1998
                                                    ---------------------------
                                                     Current         Noncurrent
ASSETS
Non-deductible bad debt reserves                    $  68,250         $    --
Uniform capitalization of inventory                    75,577              --
Non-deductible sales allowances                        29,250              --
Non-deductible inventory reserves                     210,802              --
Net operating loss carryforward                          --             344,460
Fixed assets                                             --             355,142
AMT credit carryforward                                  --              49,074
Charitable contribution                                  --             261,986

LIABILITIES

Prepaid pension expense                                  --            (217,593)
Depreciation                                             --            (244,919)
Valuation allowance                                  (219,755)         (280,245)
                                                    ---------         ---------
Deferred income tax asset                           $ 164,124         $ 267,905
                                                    ---------         ---------



6.    DEBT

      Notes Payable - During 1999, the Company refinanced their bank debt with a new bank resulting in a new revolving line of credit ("revolver") and a mortgage/term loan. Under the terms of the new agreement, the borrowing base for the revolver is based on certain balances of accounts receivable and inventory, as defined in the agreement. The maximum credit amount under the revolver is $5,500,000, the interest rate is prime rate plus 1% and the revolver is due to expire on July 30, 2002. The revolver is secured by accounts receivable, inventory and equipment. The mortgage/term loan is payable through April 2001 and is secured by the Company's manufacturing facilities. The facility is guaranteed by a major stockholder of the Company. In consideration for this guarantee, the Company issued common stock options to the major stockholder valued at $74,637.

      The balance owed under the Company's revolving line of credit as of December 31, 1999 and 1998 totalled $1,903,078 and $1,144,092, respectively.

      Long-term debt as of December 31 consisted of the following:


                                                                                        1999              1998

Note payable to bank in monthly principal installments of approximately $4,900 through April 2001 at which time a balloon payment of approximately $751,000 is
due; interest is due monthly at LIBOR plus 2.25%                                    $ 824,132        $       -

Other notes payable in monthly principal installments of $1,556 - $1,887
through September 2003 plus interest at 4-5%.                                         116,361           155,450

Note payable to bank in monthly principal installments of $41,905 through April
2001; interest was due monthly at LIBOR plus 2.25%. This note was refinanced in
1999.                                                                                       -         1,173,335

Other                                                                                   5,348                 -
                                                                                    ---------         ---------
                                                                                      945,841         1,328,785
Less:  Current portion                                                                864,754         1,212,424
                                                                                    ---------         ---------
Noncurrent portion                                                                  $  81,087         $ 116,361
                                                                                    ---------         ---------



      The aggregate principal payments of notes payable are as follows:


                       2000                                                          $864,754
                       2001                                                            40,265
                       2002                                                            27,051
                       2003                                                            13,771
                                                                                     --------
                       Total                                                         $945,841
                                                                                     --------



      The carrying value of the long-term notes payable to bank approximate fair value.

      The line of credit and the note payable to bank contain certain financial covenants relative to average borrowed funds to earnings ratio, net income, current ratio, and cash flow coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received. As of December 31, 1999, the Company was not in compliance with the covenants related to average borrowed funds to earnings ratio and cash flow coverage. The Company has not obtained a waiver from the lender and accordingly, has reclassified $765,609 of the note payable to bank from a long-term liability to a current liability as of December 31, 1999. As of December 31, 1998, the Company was not in compliance with certain covenants resulting in $670,475 of the note payable to bank being classified as a current liability at that time. The Company is currently negotiating a new financing arrangement with its current lender.


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

      The stock option activity for the years ended December 31, 1999, 1998 and 1997 is as follows:



                                                                            1999           1998          1997

Options outstanding, beginning of year                                      87,000         22,000        22,500

Options granted                                                                  -         75,000         2,000
Options cancelled                                                          (12,000)       (10,000)       (2,500)
                                                                            ------         ------         -----
Options outstanding, end of year                                            75,000         87,000        22,000
                                                                            ------         ------         -----
Options exercisable, end of year                                                 -         12,000        14,500
                                                                            ------         ------         -----



      The outstanding options have an exercise price ranging from $3.88 to $4.50 per share and expire at various dates through October 2008.

      The Company granted 25,000 stock options in 1997, separate from the Company's Stock Incentive Plan, to a major stockholder in consideration for a short-term loan made to the Company from the major stockholder. In addition, the Company granted 50,000 stock options in 1999, separate from the Company's Stock Incentive Plan, to a major stockholder in consideration for a guarantee of the Company's revolver and mortgage/term note. These options are all outstanding and exercisable at December 31, 1999.

      As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock-based compensation. Pro forma information regarding net earnings (loss) and related per share amounts as required by SFAS No. 123 are as follows:



                                                                        1999               1998               1997

Net (loss) earnings:
  As reported                                                     $ (1,528,197)       $ (3,692,689)       $ 235,334
  Pro forma                                                         (1,514,583)         (3,806,387)         233,147

Basic and diluted earnings per share:
  As reported                                                           $ (.97)            $ (2.39)           $ .16
  Pro forma                                                             $ (.97)            $ (2.46)           $ .15

Notes to Financial Statements continued

      The weighted average fair value of the options during 1999, 1998 and 1997 is estimated as $1.33, $1.52 and $1.09, respectively, using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                                           1999           1998          1997

Expected life                                                            5.5 years      6.5 years      10 years
Volatility                                                                 30.63 %        33.18 %       34.77 %
Risk-free interest rate                                                     6.50 %         6.15 %        6.12 %
Dividend yield                                                                 0 %            0 %           0 %




8.    OTHER (INCOME) EXPENSE

      In the first quarter of 1998, the Company hired a new President who, among other things, began to assemble a substantially new management team for the Company. In the fourth quarter of 1998, the Company's Board of Directors, President and the new management team completed and began to implement a formal restructuring plan. Based on the restructuring plan, the Company ceased its manufacturing operations completely during 1999. As a result, the Company's primary business activity, subsequent to closing manufacturing operations, has been to outsource entirely the production of its footwear and to distribute the footwear to its customers under the Company's label and certain private labels. As part of the restructuring, the Company incurred severance costs of $311,153 in 1999, of which $67,248 are included in selling and administrative expenses and $243,905 are included in cost of goods sold. Raw material inventory write-offs of $589,177 are also included in cost of goods sold as part of the restructuring.

      In 1998, the Company ceased production in two separate facilities and substantially vacated these two facilities. A third facility ceased production and was vacated during 1999. Accordingly, the Company has recognized an expense in 1998 for impaired assets totaling $572,352 and a liability totaling $153,249 related to lease commitments for equipment used in these facilities that expire at various dates subsequent to their closure dates. As of December 31, 1999, this liability had a zero balance.

      In addition, in the fourth quarter of 1998 the Company determined that certain software that it used would not be year 2000 compliant. Accordingly, the Company determined that an impairment loss was required in 1998 for the software totaling $212,229 based on management's estimate of the fair value of the software.

      The impaired facilities are greater than fifty years old and have been used exclusively for footwear production by the Company. In addition, these facilities are located in a depressed, rural region of New York State where the economy has been contracting in recent years. The prospect of a business expanding or relocating to this region given the current economic climate is remote. These factors, among others, were considered by management in estimating the fair values of these facilities.

      Other income in 1997 consisted of the following:


Gain on termination of pension plan (see Note 4)                                                      $ 380,231

Separation expense                                                                                     (198,499)
                                                                                                       --------
Total other income                                                                                    $ 181,732
                                                                                                       --------


      During 1997, the Company separated five salespeople as a result of changes the Company made in its sales department and related compensation structure. The separation expense related to these individuals totaled $198,499.


9.    COMMITMENTS

      Leases - The Company leases machinery and equipment under noncancelable lease agreements which are classified as operating leases for financial reporting purposes. Rental expense was $30,497 in 1999, $121,819 in 1998 and $115,641 in 1997. The leases expire in 2000 and provide for minimum rentals of $30,497.

      Purchase Commitments - The Company has agreements with certain vendors to purchase minimum quantities of raw materials. At December 31, 1999, these commitments totaled $308,919.

      Letter of Credit - The Company routinely uses letters of credit when entering into inventory purchase transactions with foreign vendors. At December 31, 1999, these outstanding letters of credit totaled $75,765.

10.   SUBSEQUENT EVENTS

      On February 3, 2000, the Company acquired certain assets from another shoe company. The purchase price for the assets, which consisted primarily of inventory and trademarks, totaled approximately $781,000 plus future payments based on a royalty arrangement.

      On February 10, 2000, the Company entered into a definitive stock purchase agreement to acquire all of the outstanding shares of a shoe company owned by a related party. The related party is a major stockholder of the Company and one of its owners is the Company's Chairman and Chief Executive Officer. The pending acquisition is subject to regulatory approval and other matters and is expected to close in the first quarter of 2000.

                                                            Independent
                                                               Auditors' Report


To the Board of Directors and Stockholders of
   Daniel Green Company
Dolgeville, New York

We have audited the accompanying balance sheets of Daniel Green Company as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Daniel Green Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/S/ Deloitte & Touche LLP


Deloitte & Touche LLP
Rochester, New York
January 26, 2000 (February 10, 2000 as to Note 10)

                                                         Selected Financial Data

                                                    1999               1998               1997              1996             1995
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                  $  14,867,332      $  14,610,867      $  19,663,142     $  23,060,724    $  23,560,772
Income (loss) from continuing operations      (1,528,197)        (3,692,689)           235,334          (690,185)        (853,761)
EPS (loss) from continuing operations               (.97)             (2.39)               .16              (.54)            (.82)
Total assets                                  10,251,661         11,540,090         17,267,977        19,564,827       23,571,961
Long-term debt                                    81,087            116,361          1,325,104         1,708,240        2,306,093
----------------------------------------------------------------------------------------------------------------------------------

Daniel Green Company's common stock is traded in the over-the-counter market and is listed on the National Association of Security Dealers Automated Quotation system (NASDAQ) under the ticker symbol DAGR.

Based on records maintained by the Transfer Agent, Boston Equiserve, there were 481 registered shareholders as of the February 11, 2000 record date. Copies of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission are available and will be furnished upon written request directed to the Company's main office, Dolgeville, New York 13329.

Officers

James R. Riedman
  Chairman &
  Chief Executive Officer

Greg A. Tunney
  President &
  Chief Operating Officer

John E. Brigham
  Chief Financial Officer &
  Treasurer

Gary E. Pflugfelder
  Clerk

Directors

Edward Bloomberg
  Independent Investment Advisor

Steven DePerrior
  Principal
  Burke Group

Gregory Harden
  President
  Harden Furniture

Gary E. Pflugfelder
  Sales Consultant

James R. Riedman
  President
  Riedman Corporation

Greg A. Tunney
  President &
  Chief Operating Officer
  Daniel Green Company

OUR COMPANY PROFILE

One of the oldest and best-known names in the footwear industry, the Daniel Green Company has designed and marketed men's and women's slippers plus related slipper-designed styles since 1882. A dedicated sales force sells and services independent shoe stores, upscale department stores and mail order catalogue companies predominately located in the United States. Consumers readily associate the "Daniel Green" and "Comfy" brand names with a tradition of high quality, good fit and lasting durability in slipper-designed footwear.

                              [DANIEL GREEN LOGO]

                                  DANIEL GREEN
                     THE ORIGINAL COMFY COMPANY SINCE 1882